JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

RECEIVED
2005 DEC -7 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PECD/JAK

05 December 2005

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

05013126

Dear Sirs

SUPPL

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION - FOR INFORMATION ONLY

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Rights Offer Circular - 28 November 2005**
2. **Media Statement re appointment of Chairperson - 17 November 2005**
3. **Announcement - Directorate Appointments - 17 November 2005**
4. **Information Update to Shareholders - 8 November 2005**
5. **Announcement - Rights Offer Salient Dates - 4 November 2005**
6. **Unaudited Quarterly Results ended 30 September 2005 - 20 October 2005**
7. **Media Statement re Quarterly Results - 20 October 2005**

Yours faithfully
For and on behalf of
JCI (London) Limited

PROCESSED
DEC 1 2 2005
THOMSON
FINANCIAL

P E C Dexter
Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

The definitions on pages 8 to 10 of this circular have been used on this front cover.

If you are in any doubt as to what action you should take, you should consult your CSDP, broker, banker, accountant, attorney or other professional adviser immediately.

The renounceable (nil paid) letter of allocation to which a certificated shareholder is entitled has been created and can only be traded in electronic form and the electronic record for certificated WAL shareholders is being maintained by Computershare Nominees (Proprietary) Limited, a wholly-owned subsidiary of Computershare Limited to enable certificated shareholders to enjoy the same rights as dematerialised shareholders. Dematerialised shareholders will have their safe custody accounts at their CSDP or broker credited with their letters of allocation. The rights that are represented by the letter of allocation are negotiable and may be traded on JSE. If a certificated shareholder wishes to sell all or part of the letter of allocation, the enclosed form of instruction must be completed and returned to the South African transfer secretaries or the United Kingdom registrars, the addresses of which have been set out in the Corporate Information section of this circular, in accordance with the instructions contained therein.

Shareholders are also referred to page 5 of this circular which sets out the detailed action required by certificated shareholders and dematerialised shareholders.

The rights offer does not constitute an offer in any area of jurisdiction in which it is illegal to make such an offer, and, in such circumstances, this circular and any letter of allocation are sent for information purposes only.

Neither the new shares nor the subscription rights related thereto have been, or will be, registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, or with the Canadian Provincial Securities Commission, or with the Australian Securities Commission under the Australian Corporation Laws, as amended. The new shares and subscription rights related thereto may not be offered, sold, accepted, exercised, pledged or otherwise transferred in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The new shares and subscription rights related thereto are being offered outside the United States only in "off-shore transactions" as defined in, and in accordance with, Regulation S. Accordingly, the rights offer will not be made to or be open for acceptance by persons with registered addresses in the United States (as defined in Regulation S) or in the Dominion of Canada or in the Commonwealth of Australia, its states, territories or possessions. In addition, the rights offer will not be made to, or be open for acceptance by, persons with registered addresses in the United Kingdom. The CSDP or broker will ensure that where such persons are holding shares in dematerialised form that the CSDP or broker adheres to the above restrictions. See section 4, Particulars of the rights offer, set out on page 12.

WESTERN AREAS LIMITED

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL" or "the Company")

Circular to WAL shareholders

regarding

a renounceable rights offer of up to 35 505 240 new shares of 100 cents each to WAL shareholders recorded in the register at the close of business on Friday, 25 November 2005, at a subscription price of 1 800 cents per rights offer share and in the ratio of 29,95 rights offer shares for every 100 WAL shares held;

and, in the case of holders of certificated shares, incorporating

a form of instruction in respect of a letter of allocation providing for the acceptance and/or renunciation and/or sale of all or part of the rights offer entitlement embodied in the letter of allocation and the subscription for additional rights offer shares in terms thereof.

Rights offer opens at 09:00 on	**Monday, 28 November 2005**
Rights offer closes at 12:00 on	**Thursday, 15 December 2005**

A copy of this circular in English, the letter of allocation and other requisite documentation, has been lodged with and registered by CIPRO on Thursday, 15 November 2005, as required by section 146A of the Companies Act, 1973 (Act 61 of 1973), as amended.

All the advisers, whose names and reports are included in this circular, have given and have not, prior to publication of this circular, withdrawn their written consents to the inclusion of their names and reports in the capacities stated.

Investment bank	**Auditor and reporting accountants**	**Sponsor**	**Corporate law adviser**
Investec Corporate Finance Investec Bank Limited (Registration number 1969/004763/06)	KPMG	sasfin CORPORATE FINANCE A Division of Sasfin Bank Limited	TABACKS

Date of issue: 28 November 2005

CORPORATE INFORMATION

Company secretary and registered office of WAL

Mrs PB Beale
3rd Floor
28 Harrison Street
Johannesburg, 2001
(P O Box 61719, Marshalltown 2107)
Telephone: +27 11 688-5011
Facsimile: +27 11 834-9195

Corporate law adviser

Taback and Associates (Proprietary) Limited
(Registration number 2000/010434/07)
26 Sturdee Avenue
Rosebank, 2196
(PO Box 3334, Houghton 2041)
Telephone: +27 11 219 6400
Facsimile: +27 11 219 6500

Investment bank

Investec Bank Limited
(Registration number 1969/004763/06)
100 Grayston Drive
Sandown
Sandton, 2196
(PO Box 785700, Sandton 2146)
Telephone: +27 11 286 7534
Facsimile: +27 11 291 1799

Sponsor

Sasfin Corporate Finance
a division of Sasfin Bank Limited
(Registration number 1951/002280/06)
Sasfin Place
North Block
13-15 Scott Street
Waverley, 2090
(P O Box 95104, Grant Park 2051)
Telephone: +27 11 809 7500
Facsimile: +27 11 809 7726

Reporting accountants

KPMG Inc.
(Registration number 1999/021543/21)
KPMG Crescent
85 Empire Road
Parktown 2193
(Private Bag 9, Parkview 2122)
Telephone: +27 11 647 7111
Facsimile: +27 11 647 8000

South African transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(P O Box 61051, Marshalltown 2107)
Telephone: +27 861 100 634
or +27 11 370 5000

London secretaries

JCI (London) Limited
(Registration number 1410834)
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone: +44 (20) 7491 1889
Facsimile: +44 (20) 7491 1989

Communications

Brian Gibson Issue Management
Brian Gibson
23 Sutherland Avenue
Craighall Park, 2196
(P O Box 406, Parklands, 2121)
Telephone: +27 11 880 1510
Facsimile: +27 11 880 1392

United Kingdom registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 (20) 8639 2157
Facsimile: +44 (20) 8639 2342

TABLE OF CONTENTS

SALIENT FEATURES

These salient features provide an outline of the rights offer and should be read in conjunction with this circular as a whole. The definitions commencing on page 8 of this circular apply, *mutatis mutandis*, to this information on the salient features of the rights offer.

1. TERMS OF THE RIGHTS OFFER

Number of WAL shares in issue before the rights offer	118 548 379
Number of rights offer shares offered	35 505 240
Ratio of entitlement	29,95 rights offer shares for every 100 existing shares held
Subscription price per rights offer share (cents)	1 800
Total amount to be raised if fully subscribed (before expenses)	R639 094 320
Number of WAL shares in issue after the rights offer if rights offer fully subscribed	154 053 619

The rights offer will open at 09:00 on Monday, 28 November 2005, and will close at 12:00 on Thursday, 15 December 2005.

2. PURPOSE OF THE RIGHTS OFFER

2.1 The 2004 annual report contained the following going concern statement:

"In 2004 the Company undertook a R400 million rights issue, of which R272 million was used to fund the attributable capital expenditure at South Deep and the balance, including the bridging loan from JCI of R95 million, the derivative obligations for the year. At the time, the Company indicated that the rights issue of R400 million was an interim funding measure until such time as a new mine plan had been prepared for South Deep, following the completion of which a further fundraising exercise would be undertaken, in conjunction with a restructuring of the derivative structure. During 2004, following the delay in the commissioning of the Twin Shaft complex, and build-up in production at South Deep, the Company embarked on discussions with Placer Dome as to the circumstances that gave rise to these delays. It furthermore indicated that the Company would investigate its rights under the Joint-Venture agreement relative to the delays and expenditure overruns. The derivative structure was put in place in 2001 to fund the then estimated residual capital expenditure relating to the completion of the South Deep project, based on the mine plan at the time. Cash outflows arising from the derivative structure and capital expenditure over the last few years have resulted in an excessive cash outflow, primarily as a result of the slippage that occurred at South Deep. As a consequence of the discussions with Placer Dome, the management team at South Deep was replaced, to arrest any further delay in the South Deep project, and if possible to address some of the past delays. The performance of South Deep has showed a marked improvement following the management changes, and preparation of a new mine plan is nearing finality."

2.2 As at 31 December 2004, the Company's total assets exceeded their total liabilities by R1 514 million, an increase of R370 million from the end of 2003. The Company's current liabilities exceeded current assets by R394 million at year end, an increase of R102 million from the end of 2003.

2.3 Under the new South Deep management team, gold-mining operations generated positive cash flows during 2004 and with the commissioning of the new infrastructure at South Deep in November 2004 the positive operating cash flows from mining operations are expected to continue. It is anticipated that the cash outflows associated with the derivative structure and the capital expenditure required to ramp up production at South Deep to full capacity will place a burden on the cash resources of the Company for the next few years.

2.4 The proceeds of the proposed rights offer will be applied in respect of funding the capital expenditure aimed at increasing the production of South Deep to designed capacity and to repay the JCI bridging loan. It is anticipated that approximately R639 million will be raised in terms of the rights offer.

2.5 The directors anticipate that WAL will require net funding from September 2005 of approximately R506 million in order to meet the Company's obligations until December 2007 assuming a gold price of R94 041/kg or Rand/US$6,5000 exchange rate and gold US$450/oz, after which time the cash flow turns positive. The funding of R506 million is required to settle the Company's obligations in terms of the hedge liabilities as set out in Annexure 6 and to fund its attributable share of South Deep's operating costs and capital expenditure.

2.6 The expected attributable cash flows for the period September 2005 to December 2007 are set out in the table below:

Cash inflow / (outflow)	R million
WAL's attributable portion of the South Deep capital programme	(550)
WAL's attributable portion of the South Deep cash operating costs	(1 325)
Settlement of WAL's hedge liabilities	(655)
WAL's corporate costs (management and related expenses of WAL)	(36)
WAL's attributable portion of the South Deep gold production	2 060
Net deficit excluding the proceeds of the rights offer	**(506)**
Proceeds of rights offer	639
Repayment of JCI bridging loan	(370)
Net deficit including the proceeds of the rights offer	**(237)**

2.7 The anticipated net deficit, excluding the proceeds of this rights offer, is approximately R506 million and approximately R237 million including the net proceeds of this rights offer.

2.8 A portion of the R639 million raised by this rights offer will be utilised to repay the JCI bridging loan. The R370 million JCI bridging loan consists of settling R285 million of hedge obligations and R85 million of South Deep net funding requirements since October 2004.

2.9 The Company has commenced discussions with various hedge banks in respect of the restructuring of the derivative structure, in order to better match the current life of mine plan. Such restructure will have a significant positive impact on the future cash flows of the Company. Excluding the hedge liabilities and inclusive of this rights offer, the net cumulative cash flow of WAL up to the end of 2007 would be a positive approximate R418 million.

2.10 The Company may need further funding in 2006, if the discussions with the hedge banks are not successfully concluded. Also, the directors may put proposals to the shareholders to refinance part or all of the hedge liabilities with equity or an equity instrument at some future date.

2.11 The Company is seeking to defer its present obligations in terms of the derivative structure in respect of 2006 and 2007, so that the gold price received in this period more closely reflects spot prices. Such restructuring would have a significant impact on the Company's future cash flows.

3. FORWARD LOOKING STATEMENTS

3.1 Certain of the statements in this circular constitute "forward looking statements" which are neither profit forecasts nor estimates for purposes of the Listings Requirements. Such forward looking statements are based on known and unknown risks, uncertainties and other factors, which may individually or collectively cause the actual results, performance and/or achievements of WAL, or of the gold mining industry as a whole, to be materially different from those "forward looking statements" in this circular.

4. UNDERWRITING AND UNDERTAKINGS TO SUBSCRIBE FOR RIGHTS OFFER SHARES

4.1 The rights offer is not subject to a minimum subscription.

4.2 WAL has received the following irrevocable undertakings to subscribe for the rights offer shares:

Name	Number of rights offer shares	% of rights offer shares
JCI (relative to the R370 million JCI bridging loan)	8 692 817	24,5
Allan Gray Limited (acting on behalf of certain of its clients)	8 518 988	24,0

4.3 WAL is obliged to pay to each of JCI and Allan Gray a commitment fee equal to 0,5% of the subscription price of the new shares for which those parties have irrevocably undertaken.

4.4 In terms of the underwriting agreement, JCIIF has underwritten the balance of the rights offer. WAL is obliged to pay to JCIIF an underwriting fee equal to 0,5% of the subscription price of the new shares in respect of which JCIIF shall subscribe pursuant to its obligations in terms of the underwriting agreement.

5. JSE LISTINGS

5.1 JSE has granted listings for:

5.1.1. letters of allocation in respect of 35 505 240 rights offer shares from the commencement of trade on Monday, 21 November 2005, to the close of trade on Thursday, 8 December 2005, both days inclusive; and

5.1.2. up to 35 505 240 rights offer shares from the commencement of trade on Friday, 9 December 2005.

6. FINANCIAL EFFECTS

6.1 The table below sets out the unaudited pro forma financial effects of the rights offer on WAL. The unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature may fairly present WAL's results, financial position and changes in equity after the rights offer. It has been assumed for purposes of the pro forma financial effects that the rights offer took place with effect from 1 January 2005 for income statement purposes and 30 June 2005 for balance sheet purposes. The directors of WAL are responsible for the preparation of the unaudited pro forma financial effects.

	Actual "Before WAL rights offer"	Unaudited pro forma "After WAL rights offer"	Percentage increase (%)
Fully diluted loss (cents)	(263,9)[1]	(202,9)[2]	23,11
Fully diluted headline loss (cents)	(265,0)[1]	(203,8)[2]	23,09
Net asset value - including intangibles (cents)	1 092,8[3]	1 251,6[4]	14,53
Net asset value - excluding intangibles (cents)	1 092,8[3]	1 251,6[4]	14,53
Number of ordinary shares in issue	118 548 379	154 053 619	29,95
Fully diluted weighted average number of ordinary shares	118 281 664	153 786 904	30,02

(1) The fully diluted earnings and fully diluted headline earnings per WAL share in the Actual "Before WAL rights offer" column are based on the published unaudited income statement of WAL dated 26 August 2005, for the six-month period ended 30 June 2005.

(2) The fully diluted loss and fully diluted headline loss per WAL share in the unaudited pro forma "After WAL rights offer" column are based on the assumption that the rights offer is fully subscribed resulting in the issue of 35 505 240 new shares. No interest benefit has been calculated in respect of the cash raised as it will be used to fund capital expenditure and the repayment of the JCI bridging loan.

(3) The net asset value per WAL share in the Actual "Before WAL rights offer" column is based on the published unaudited balance sheet of WAL at 30 June 2005.

(4) The net asset value per WAL share in the unaudited pro forma "After WAL rights offer" is based on the assumption that the rights offer is fully subscribed, the estimated transaction costs are written off against share premium and the JCI bridging loan is repaid out of the proceeds of the rights offer. The number of shares used in the calculation is 154 053 619.

ACTION REQUIRED BY WAL SHAREHOLDERS

Please take careful note of the following provisions regarding the action required by WAL shareholders:

a. if you are in any doubt as to what action to take, please consult your CSDP, broker, banker, attorney, accountant or other professional adviser immediately;

b. if you have disposed of all your shares in WAL, please forward this circular and accompanying form of instruction to the purchaser of such shares or to the broker, banker or other agent through whom the disposal was effected;

c. shares in companies listed on JSE can no longer be traded on JSE unless they have been dematerialised through the STRATE system. It is, therefore, recommended that certificated shareholders on the South African register dematerialise their documents of title and replace them with electronic records of ownership. In this regard, shareholders may contact either a CSDP or broker, details of which are available from STRATE at liaisondesk@strate.co.za or telephone +27 11 759 5300 or facsimile +27 11 759 5505;

d. if you wish to dematerialise your shares, you should note that it can take between one and ten days, depending on volumes being processed, to dematerialise shares.

1. Shareholders recorded on the Company's share register in South Africa who have dematerialised their shares:

1.1 will **not** receive a printed form of instruction, but will have their safe custody account automatically credited with their rights offer entitlement by their CSDP or broker;

1.2 should timeously instruct their CSDP or broker as to whether they wish to subscribe for all or part of their rights offer entitlement, or sell all or part of their rights offer entitlement or renounce all or part of their rights offer entitlement, or subscribe for additional new shares, in the manner and time stipulated in the custody agreement;

1.3 who do not issue instructions to their CSDP or broker, will result in the CSDP or broker acting in accordance with the custody agreement; and

1.4 should note that WAL assumes no responsibility and will not be held liable for any failure on the part of their CSDP or broker to notify them of the rights offer and to receive instructions in regard thereto.

2. Shareholders recorded on the Company's share register in South Africa who have NOT dematerialised their WAL shares:

2.1 will have their letter of allocation created in electronic form by the South African transfer secretaries to ensure that certificated shareholders have the same rights and opportunities in respect of the rights offer as those who have already dematerialised their WAL shares;

2.2 will receive a printed form of instruction in relation to a letter of allocation providing for the sale of all or part of the rights entitlement embodied in the form of instruction, the subscription for rights offer shares in terms thereof, and the subscription for additional new shares, and must act in accordance with the instructions thereon;

2.3 who wish to subscribe for all or part of their rights entitlement, and for additional new shares where appropriate, must complete the form of instruction, attach their cheques for the appropriate amount and lodge same with the South African transfer secretaries as follows:

delivered to:

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg 2001

posted to:

Computershare Investor Services 2004
(Proprietary) Limited
PO Box 61763
Marshalltown 2107

so as to reach the South African transfer secretaries by no later than 12:00 on Thursday, 15 December 2005;

2.4 will receive certificated share certificates in respect of the rights offer shares;

2.5 will only be able to trade their rights offer shares on JSE once they have been dematerialised. This could take between one to ten days, depending on volumes being processed; and

2.6 who wish to sell all or part of their rights offer entitlement must complete the relevant section of the form of instruction and return it to the South African transfer secretaries in accordance with the instructions contained therein, to be received by no later than 12:00 on Thursday, 8 December 2005.

3. **Shareholders on the United Kingdom register, with the exception of those with registered addresses in the United Kingdom, the United States of America, Canada and Australia:**

3.1 will have their letter of allocation created in electronic form by the South African transfer secretaries to ensure that certificated shareholders have the same rights and opportunities in respect of the rights offer as those who have already dematerialised their WAL shares;

3.2 will receive a printed form of instruction in relation to a letter of allocation providing for the sale of all or part of the rights entitlement embodied in the form of instruction, the subscription for rights offer shares in terms thereof, and the subscription for additional new shares, and must act in accordance with the instructions thereon;

3.3 who wish to subscribe for all or part of their rights entitlement, and for additional new shares where appropriate, must complete the form of instruction, attach their cheques for the appropriate amount and lodge same with the United Kingdom registrars as follows:

Posted or delivered to:

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

so as to reach the United Kingdom registrars by no later than 12:00 on Thursday, 15 December 2005.

3.4 will receive certificated share certificates in respect of the rights offer shares;

3.5 will only be able to trade their rights offer shares on JSE once they have been dematerialised. This could take between one to ten days, depending on volumes being processed;

3.6 who wish to sell all or part of their rights offer entitlement must complete the relevant section of the form of instruction and return it to the United Kingdom registrars in accordance with the instructions contained therein, to be received by no later than 12:00 on Tuesday, 6 December 2005.

SALIENT DATES AND TIMES

	2005
Last day to trade in WAL shares in order to qualify to participate in the rights offer (cum entitlement) on	Friday, 18 November
WAL shares trade ex the rights offer entitlement from commencement of trade on	Monday, 21 November
Listing and trading of letters of allocation on JSE from commencement of trade on	Monday, 21 November
Record date for shareholders to participate in the rights offer on	Friday, 25 November
Circular posted and form of instruction issued to certificated shareholders on	Monday, 28 November
Rights offer opens at 09:00 on	**Monday, 28 November**
Last day for trading in letters of allocation on JSE in order to be settled by 17:00 on Thursday, 15 December 2005 on	Thursday, 8 December
Listing and trading of rights offer shares on JSE at 09:00 on	Friday, 9 December
Rights offer closes at 12:00 on	**Thursday, 15 December**
Forms of instruction including cheques in respect of certificated shareholders to be lodged by 12:00 on (see note 5)	Thursday, 15 December
Record date for letters of allocation on	Thursday, 15 December
Entitlement in respect of the rights offer available on	Monday, 19 December
Rights offer shares issued and posted to certificated shareholders on or about	Monday, 19 December
Accounts of dematerialised shareholders updated and credited at their CSDP or broker on	Monday, 19 December
Results of the rights offer and basis of allocation of excess applications published on SENS on or about	Monday, 19 December
Results of the rights offer and basis of allocation of excess applications published in the South African press on or about	Tuesday, 20 December
Share certificates in respect of excess shares allocated posted to certificated shareholders on or about	Tuesday, 20 December
Accounts of dematerialised shareholders updated in respect of excess shares allocated at their CSDP or broker on	Tuesday, 20 December

Notes

1) The definitions commencing on page 8 of this circular apply, *mutatis mutandis,* to this information on salient dates and times in respect of the rights offer.

2) All times indicated are South African times.

3) Share certificates in respect of WAL shares may not be dematerialised or rematerialised between Monday, 21 November 2005 and Friday, 25 November 2005, both days inclusive.

4) CSDPs effect delivery on a "delivery against payment method", in respect of holders of dematerialised WAL shares.

5) If you are a dematerialised shareholder of WAL shares, you are required to notify your duly appointed CSDP or broker of your acceptance of the rights offer in the manner and time stipulated in the custody agreement.

6) Dematerialised shareholders will have their safe custody accounts at their CSDP or broker credited with their entitlement on Monday, 28 November 2005. Certificated shareholders will have their entitlements created in electronic form and held at Computershare on Monday, 28 November 2005.

DEFINITIONS AND INTERPRETATIONS

In this circular, unless the context indicates otherwise, reference to the singular shall include the plural and *vice versa*, words denoting one gender include the others, words and expressions denoting natural persons include juristic persons and associations of persons and the words in the first column shall have the meanings stated opposite them in the second column.

"ADRs"	American Depositary Receipts evidencing American Depository Shares;
"AIG"	American International Group Inc., a company listed on the New York Stock Exchange and ArcaEx, as well as the stock exchanges in London, Paris, Switzerland and Tokyo;
"annual general meeting"	the annual general meeting of WAL shareholders held at 10:00 on Wednesday, 27 July 2005, in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg;
"ArcaEx"	Archipelago Holdings Inc. operates The Archipelago Exchange (ArcaEx®) the first totally open all-electronic stock exchange in the United States of America. ArcaEx trades all Nasdaq-listed equity securities and exchange listed equity securities, including those listed on the New York Stock Exchange, American Stock Exchange and Pacific Exchange;
"British Pounds"	pound sterling, the basic monetary unit of the United Kingdom;
"business day"	any day other than a Saturday, Sunday or official public holiday in the Republic;
"certificated shareholders"	shareholders who hold certificated shares;
"certificated shares"	shares which have not yet been dematerialised, title to which is represented by a share certificate or other document of title;
"CIPRO"	the Companies and Intellectual Property Registration Office in South Africa (formerly the Registrar of Companies);
"circular"	this bound document dated 28 November 2005 and the annexures hereto, and in the case of holders of certificated shares, a form of instruction;
"common monetary area"	the Republics of South Africa, Namibia and the Kingdoms of Swaziland and Lesotho;
"Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended from time to time;
"Competent Person"	A Competent Person is a person who is a member of the South African Council for Natural Scientific Professions, or the Engineering Council of South Africa, or the South African Council for Professional Land Surveyors and Technical Surveyors or any other statutory South African or international body that is recognised by SAMREC. A Competent Person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration and to the activity, which that person is undertaking. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent Person is estimating, or supervising the estimation of Mineral Reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Mineral Reserves;
"Computershare"	Computershare Limited (registration number 2000/006082/06), a public company incorporated in the Republic;
"CSDP"	a depository institution accepted by STRATE as a participant in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended, with whom a beneficial holder of shares holds a dematerialised share account;
"custody agreement"	the agreement which regulates the relationship between the CSDP or broker and each beneficial holder of dematerialised shares;
"dematerialised shareholders"	shareholders who hold dematerialised shares;
"dematerialised shares"	shares which have been incorporated into the STRATE system and which are no longer evidenced by certificates or other physical documents of title;
"derivative structure"	the gold hedge agreement entered into between WAL and AIG, more fully set out in Annexure 6;

"directors" or "the board"	the board of directors of WAL as set out in paragraph 11;
"DME"	The Department of Minerals and Energy
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title to WAL certificated shares;
"Exchange Control Regulations"	the Exchange Control Regulations of South Africa;
"form of instruction"	the enclosed form of instruction in respect of a letter of allocation reflecting the entitlement of certificated shareholders and on which each certificated shareholder is entitled to indicate to the South African transfer secretaries or the United Kingdom registrars, as the case may be, whether he wishes to follow his rights and/or to subscribe for additional new shares and/or to sell all or part or his rights and/or renounce all or part of his rights;
"Harmony"	Harmony Gold Mining Limited (registration number 1950/038232/06), a public company incorporated in the Republic, the shares of which are listed on JSE, the LSE and Euronext Paris and are quoted on Euronext Brussels in the form of International Depository Receipts and the New York Stock Exchange in the form of ADRs. Harmony has also an over-the-counter trading facility in Berlin;
"Investec"	Investec Bank Limited (registration number 1969/004763/06), a public company incorporated in South Africa;
"JCI"	JCI Limited (registration number 1894/000854/06), a public company incorporated in South Africa and listed on JSE;
"JCI bridging loan"	A R370 million loan from JCI to WAL, which is unsecured, bears interest at prime plus 1.5% and will be repaid out of proceeds of the rights offer;
"JCIIF"	JCI Investment Finance (Proprietary) Limited (formerly Lexshell 658 Investments (Proprietary) Limited), (registration number 2005/021440/07), a private company incorporated in South Africa as a wholly-owned subsidiary of JCI;
"JCI facility"	the facility agreement entered into amongst JCI, JCIIF and Investec in terms whereof Investec has undertaken to lend up to R460 million to JCIIF;
"JSE"	JSE Limited (formerly the JSE Securities Exchange South Africa);
"last practicable date"	the last practicable date before finalisation of this circular, being Monday, 31 October 2005;
"letters of allocation"	the renounceable (nil paid) letters of allocation issued by WAL in electronic form conferring the right to subscribe for rights offer shares pursuant to the rights offer;
"Listings Requirements"	the Listings Requirements of JSE;
"London Secretaries"	JCI (London) Limited (registration number 1410834), a public company incorporated in the United Kingdom;
"LSE"	London Stock Exchange;
"PDWA JV"	Placer Dome Western Areas Joint Venture, an unincorporated joint venture between Placer Dome and WAL in terms of a joint venture agreement dated 31 March 1999;
"Placer Dome"	Placer Dome SA (Proprietary) Limited (registration number 1998/023354/07), a private company incorporated in South Africa, a wholly-owned subsidiary of Placer Dome inc.;
"press"	collectively, Business Day and Beeld;
"Rand" or "R"	South African Rand, the basic monetary unit of South Africa;
"record date"	the close of business on Friday, 25 November 2005, being the last day for shareholders to be recorded in the register in order to be entitled to participate in the rights offer;
"register"	the register of WAL shareholders;
"Regulation S"	Regulation S under the Securities Act;
"rights offer"	the renounceable rights offer by WAL to its shareholders of rights offer shares at a subscription price of 1 800 cents per share in the ratio of 29,95 rights offer shares for every 100 existing shares held on the record date;

"rights offer shares" or "new ordinary shares"	up to 35 505 240 new shares to be issued pursuant to the rights offer;
"Securities Act"	the US Securities Act of 1933, as amended;
"SENS"	the Securities Exchange News Service of JSE;
"shareholders" or "WAL shareholders"	the registered holders of shares, excluding registered holders of shares who have registered addresses (for purposes of the share register of WAL) in the United Kingdom, the United States of America, Canada and/or Australia;
"shares" or "WAL shares"	ordinary shares of 100 cents each in the issued share capital of WAL;
"South African transfer secretaries"	Computershare;
"South Deep"	the South Deep Twin Shaft Complex owned and operated by the PDWA JV;
"STRATE"	the settlement and clearing system used by JSE, managed by STRATE Limited (registration number 1998/022242/06), a public company incorporated in South Africa and which is a registered central securities depository in terms of the Custodian and Administration of Securities Act (Act 85 of 1992) as amended;
"subscription price"	1 800 cents per share;
"underwriting agreement"	the underwriting agreement dated 31 August 2005 entered into between WAL and JCIIF, in terms whereof JCIIF has undertaken to underwrite the rights offer;
"United Kingdom registrars"	Capita IRG Plc trading as Capita Registrars (registration number 2605568), a public company incorporated in the United Kingdom; and
"WAL" or "the Company"	Western Areas Limited (registration number 1959/003209/06), a public company incorporated in the Republic and listed on JSE.

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL" or "the Company")

Directors
VG Bray#
JR Dixon*
JC Lamprecht (Financial)
AA McGregor#
ME Mkwanazi*
* Non-executive # Independent non-executive

CIRCULAR TO WAL SHAREHOLDERS

1. INTRODUCTION

1.1 Shareholders were advised by way of announcements published on SENS on 12 May 2005, 30 June 2005 and 19 August 2005 that WAL would proceed with a renounceable rights offer of approximately 35,5 million shares. The terms of the rights offer were announced on 26 August 2005, which would result in WAL raising approximately R639 million.

1.2 To facilitate the rights offer, shareholders resolved, at the annual general meeting, to increase the authorised share capital of WAL and to place the authorised but unissued share capital of WAL under the control of the directors, who have been granted a general authority to allot and issue shares.

1.3 All regulatory approvals in respect of the rights offer have been satisfied.

1.4 The purpose of this circular and the form of instruction is to furnish shareholders with information concerning the rights offer and the implications thereof, in accordance with the Companies Act and the Listings Requirements.

2. PURPOSE OF THE RIGHTS OFFER

2.1 The 2004 annual report contained the following going concern statement:
"In 2004 the Company undertook a R400 million rights issue, of which R272 million was used to fund the attributable capital expenditure at South Deep and the balance, including the bridging loan from JCI Limited ("JCI") of R95 million, the derivative obligations for the year. At the time, the Company indicated that the rights issue of R400 million was an interim funding measure until such time as a new mine plan had been prepared for South Deep, following the completion of which a further fundraising exercise would be undertaken, in conjunction with a restructuring of the derivative structure. During 2004, following the delay in the commissioning of the Twin Shaft complex, and build-up in production at South Deep, the Company embarked on discussions with Placer Dome as to the circumstances that gave rise to these delays. It furthermore indicated that the Company would investigate its rights under the Joint-Venture agreement relative to the delays and expenditure overruns. The derivative structure was put in place in 2001 to fund the then estimated residual capital expenditure relating to the completion of the South Deep project, based on the mine plan at the time. Cash outflows arising from the derivative structure and capital expenditure over the last few years have resulted in an excessive cash outflow, primarily as a result of the slippage that occurred at South Deep. As a consequence of the discussions with Placer Dome, the management team at South Deep was replaced, to arrest any further delay in the South Deep project, and if possible to address some of the past delays. The performance of South Deep has showed a marked improvement following the management changes, and preparation of a new mine plan is nearing finality."

2.2 As at 31 December 2004, the Company's total assets exceeded their total liabilities by R1 514 million, an increase of R370 million from the end of 2003. The Company's current liabilities exceeded current assets by R394 million at year end, an increase of R102 million from the end of 2003.

2.3 Under the new South Deep management team, gold mining operations generated positive cash flows during 2004 and with the commissioning of the new infrastructure at South Deep in November 2004 the positive operating cash flows from mining operations are expected to continue. It is anticipated that the cash outflows associated with the derivative structure and the capital expenditure required to ramp up production at South Deep to full capacity will place a burden on the cash resources of the Company for the next few years.

2.4 The proceeds of the proposed rights offer will be applied in respect of funding the capital expenditure aimed at increasing the production of South Deep to designed capacity and to repay the JCI bridging loan. It is anticipated that approximately R639 million will be raised in terms of the rights offer.

2.5 The directors anticipate that WAL will require net funding from September 2005 of approximately R506 million in order to meet the Company's obligations until December 2007 assuming a gold price of R94 041/kg or Rand/ US$6,5000 exchange rate and gold US$450/oz, after which time the cash flow turns positive. The funding of R506 million is required to settle the Company's obligations in terms of the hedge liabilities as set out in Annexure 6 and to fund its attributable share of South Deep's operating costs and capital expenditure.

2.6 The expected attributable cash flows for the period September 2005 to December 2007 are set out in the table below:

Cash inflow / (outflow)	R Million
WAL's attributable portion of the South Deep capital programme	(550)
WAL's attributable portion of the South Deep cash operating costs	(1 325)
Settlement of WAL's hedge liabilities	(655)
WAL's corporate costs (management and related expenses of WAL)	(36)
WAL's attributable portion of the South Deep gold production	2 060
Net deficit excluding the proceeds of the rights offer	**(506)**
Proceeds of rights offer	639
Repayment of JCI bridging loan	(370)
Net deficit including the proceeds of the rights offer	**(237)**

2.7 The anticipated net deficit, excluding the proceeds of this rights offer, is approximately R506 million and approximately R237 million including the net proceeds of this rights offer.

2.8 A portion of the R639 million raised by this rights offer will be utilised to repay the JCI bridging loan. The JCI bridging loan consists of settling R285 million of hedge obligations and R85 million of South Deep net funding requirements since October 2004. Annexure 7 contains the relevant cash flow projections.

2.9 The Company has commenced discussions with various hedge banks in respect of the restructuring of the derivative structure, in order to better match the current life of mine plan. Such restructure will have a significant positive impact on the future cash flows of the Company. Excluding the hedge liabilities and inclusive of this rights offer, the net cumulative cash flow of WAL up to the end of 2007 would be a positive approximate R418 million.

2.10 The Company may need further funding in 2006, if the restructuring proposals with the hedge banks are not successfully concluded. Also, the directors may put proposals to the shareholders to refinance part or all of the hedge liabilities with equity or an equity instrument at some future date.

2.11 The Company is seeking to defer its present obligations in terms of the derivative structure in respect of 2006 and 2007, so that the gold price received in this period more closely reflects spot prices. Such restructuring would have a significant impact on the Company's future cash flows.

3. FORWARD LOOKING STATEMENTS

3.1 Certain of the statements included in this circular constitute "forward looking statements" which are neither profit forecasts nor estimates for the purposes of the Listings Requirements. Such forward looking statements are based on known and unknown risks, uncertainties and other factors, which may individually or collectively cause the actual results, performance and/or achievements of WAL, or of the gold mining industry as a whole to be materially different from those "forward looking statements" in this circular.

4. PARTICULARS OF THE RIGHTS OFFER

4.1. Terms of the rights offer

4.1.1. Shareholders and/or their renouncees, recorded in the register at the record date, are offered on the terms and conditions set out herein, 35 505 240 rights offer shares at a subscription price of 1 800 cents per share and in the ratio of 29,95 rights offer shares for every 100 shares held on the record date.

4.1.2 The rights offer shares will rank *pari passu* in all respects with the existing shares.

4.1.3. The letters of allocation in respect of the rights offer are negotiable and will be listed on JSE on Monday, 21 November 2005. The rights offer shares shall not be capable of being traded before such shares shall have been listed on JSE on Friday, 9 December 2005.

4.1.4. The rights offer does not constitute an offer in any area of jurisdiction in which it is illegal to make such an offer and in such circumstances this circular and any letter of allocation are sent for information purposes only.

4.1.5. Neither the new shares, nor the subscription rights related thereto have been, or will be, registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, or with the Canadian Provincial Securities Commission, or with the Australian Securities Commission under the Australian Corporation Laws, as amended. The new shares and subscription rights related thereto may not be offered, sold,

accepted, exercised, pledged or otherwise transferred in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The new shares and subscription rights related thereto are being offered outside the United States only in "off-shore transactions" as defined in, and in accordance with, Regulation S. Accordingly, the rights offer will not be made to or be open for acceptance by persons with registered addresses in, and no acceptance may be mailed or sent by any other means from, the United States (as defined in Regulation S) or in the Dominion of Canada or in the Commonwealth of Australia, its states, territories or possessions. In addition, the rights offer will not be made to or be open for acceptance by persons with registered addresses in the United Kingdom. Each subscriber for new shares, and any person acquiring and/or exercising subscription rights related thereto shall be deemed to have represented, warranted and acknowledged, by agreeing to receive this circular and the delivery of new shares or subscription rights, that he resides outside of the United States (as defined in Regulation S), the Dominion of Canada, the Commonwealth of Australia and the United Kingdom, that he is physically located outside of the United States (as defined in Regulation S), the Dominion of Canada, the Commonwealth of Australia and the United Kingdom at the time he exercises his subscription rights, that he is not acting on behalf of a "US Person" (as defined in Regulation S) and that he is subscribing for or acquiring new shares and/or acquiring and/or exercising subscription rights in an "offshore transaction" as defined in, and in accordance with, Regulation S. The CSDP or broker will ensure that where such persons are holding shares in dematerialised form that the CSDP or broker adheres to the above restrictions. (Authorised brokers, dealers and intermediaries may not accept subscriptions for new shares or the exercise of subscription rights if such subscription does not appear to them to be made in accordance with the provisions of Regulation S and the above restrictions.)

4.1.6. This circular is sent to such shareholders for information purposes only. The rights attributable to such shareholders will, if a premium can be obtained over the expenses of the sale, be sold on JSE for the benefit of such shareholders as soon as practicable. However, should the net proceeds of the sale in relation to any one holding be an amount of less than R5,00, such amount will be retained for the benefit of the Company.

4.1.7. No letters of allocation will be sent, to any shareholder whose registered address is in Canada, the United States of America, Australia or the United Kingdom unless, in appropriate circumstances where the Company considers it practical, such a person satisfies the Company that an allotment is permitted under an exemption to the securities laws referred to above. Net proceeds due to such shareholders will be paid in British Pounds.

4.2. Opening and closing dates of the rights offer

4.2.1. The rights offer will open at 09:00 on Monday, 28 November 2005, and will close at 12:00 on Thursday, 15 December 2005.

4.3. Entitlement

4.3.1. Shareholders will receive the right to subscribe for 29,95 rights offer shares for every 100 shares held on the record date.

4.3.2 The entitlement of certificated shareholders, as reflected in the appropriate block in the form of instruction, is dependent on their existing holdings at the close of business on Friday, 25 November 2005.

4.3.3. Shareholders who hold fewer than 100 shares or who do not hold a multiple of 100 shares, are referred to the table of entitlement set out in Annexure 3 for their entitlement to the rights offer shares.

4.3.4. The allocation of rights offer shares will be such that shareholders will not be allocated a fraction of a rights offer share and as such any entitlement to receive a fraction of a rights offer share which:

4.3.4.1. is less than one-half of a rights offer share, will be rounded down to the nearest whole number; and

4.3.4.2. is equal to or greater than one-half of a rights offer share but less than a whole rights offer share, will be rounded up to the nearest whole number.

4.3.5. Excess applications will be accepted in terms of the rights offer on the basis set out in paragraph 4.4.

4.3.6. Certificated shareholders on the register will have their rights offer share entitlement credited to a custody account in electronic form at Computershare, which will be administered by the South African transfer secretaries on their behalf. The enclosed form of instruction reflects the rights offer shares for which the certificated shareholder is entitled to subscribe. The procedures that these shareholders should follow for the acceptance, sale or renunciation of their rights offer entitlement is reflected in the form of instruction.

4.3.7. Dematerialised shareholders will have their rights offer entitlement credited to their custody account by their CSDP or broker in electronic form. The CSDP or broker will advise dematerialised shareholders of the procedure they need to follow for the acceptance, sale or renunciation of their rights offer entitlement in accordance with their custody agreements.

4.3.8. The letters of allocation to which the form of instruction relates are negotiable and may be traded on JSE.

4.4. Excess applications

4.4.1. All rights offer shares not taken up in terms of the rights offer will be available for allocation to shareholders who wish to apply for a greater number of rights shares than those offered to them in terms of the rights offer. Accordingly, as a shareholder, you may also apply for additional rights offer shares in excess of the rights offer shares allocated to you in terms of the rights offer on the same terms and conditions.

4.4.2. Excess applications by certificated shareholders

Applications for additional rights offer shares by certificated shareholders may only be made by completing Blocks (7) and (8) of the form of instruction. If you are a holder of a letter of allocation and you take up your full entitlement and you wish to apply for additional rights offer shares, you must complete the enclosed form of instruction in accordance with the instructions contained therein and remit sufficient funds to cover such applications in accordance with paragraph 4.5.

4.4.3. Excess applications by dematerialised shareholders

If you wish to apply for excess rights offer shares, you should instruct your CSDP or broker, in terms of the agreement entered into between yourself and your CSDP or broker, as to the number of additional rights offer shares for which you wish to apply.

4.4.4. An announcement will be released on SENS on or about Monday, 19 December 2005, and published in the press on Tuesday, 20 December 2005, stating the results of the rights offer and the basis of allocation of any additional rights offer shares for which application is made.

4.4.5. Allocation of available rights offer shares

The pool of rights offer shares available to meet excess applications will be dealt with as set out below:

4.4.5.1. if all the rights offer shares are taken up in the rights offer, no additional rights offer shares will be made available for allocation to applicants; or

4.4.5.2. if the rights offer shares taken up in the rights offer and the excess applications together are less than or equal to 100% of the number of rights offer shares available, the directors will allocate any or all excess applications in an equitable manner; or

4.4.5.3. if the rights offer shares taken up in the rights offer and the excess applications together exceed 100% of the number of rights shares available, the directors reserve the right to decline any or all excess applications in such a manner as they may, in their sole and absolute discretion, determine. The allocation of rights offer shares in respect of excess applications will be equitable and will take cognisance of the number of WAL shares held by each applicant prior to such allocation and the number of rights offer shares for which application is made. This will require a beneficial download from STRATE at the record date, with sufficient notice having been given to STRATE.

4.4.6. Cheques and / or refunding of monies in respect of unsuccessful applications by holders of certificated shares for additional rights offer shares will be posted to the relevant applicants, at their risk, on or about Tuesday, 20 December 2005. No interest will be paid on monies received in respect of unsuccessful applications.

4.4.7. Non-equitable allocations of applications for additional new shares will only be allowed in instances where they are used to round holdings up to the nearest multiple of 100 new shares.

4.5. Procedure for acceptance of the rights offer

Full details of the procedure for acceptance and payment by certificated shareholders are contained in paragraph 4 of the form of instruction or in the case of dematerialised shareholders, as advised by their CSDP or broker. The following should be noted:

4.5.1. acceptances are irrevocable and may not be withdrawn;

4.5.2. acceptances, including applications for rights offer shares in excess of those allocated in terms of the rights offer, may only be made by certificated shareholders by means of the form of instruction;

4.5.3. any instruction to sell or renounce all or part of their rights offer entitlement may only be made by certificated shareholders by means of the form of instruction;

4.5.4. the properly completed form of instruction and a cheque (crossed "not transferable" and with the words "or bearer" deleted) or banker's draft (drawn on a registered bank in South Africa) in Rands in payment of the subscription price must be received from certificated shareholders by the South African transfer

secretaries or the United Kingdom registrars at the addresses referred to in paragraph 4.7.1, by not later than 12:00 on Thursday, 15 December 2005. **Certificated shareholders are advised to take into consideration postal delivery times when posting their form of instruction, as no late postal deliveries will be accepted after 12:00 on Thursday, 15 December 2005.** Where possible, shareholders are advised to deliver their completed form of instruction together with cheques or bankers draft by hand or by courier. Each cheque or banker's draft will be deposited immediately for collection.

Please note that should your cheque or bankers draft not accompany the form of instruction, the South African transfer secretaries and the United Kingdom registrars will treat your application as invalid.

4.5.5. payment referred to in paragraph 4.5.4 will, when the cheque or banker's draft has been paid, constitute an irrevocable acceptance of the rights offer upon the terms and conditions set out in this circular and the form of instruction may not be withdrawn. Should any cheque or banker's draft be dishonoured, WAL may, in its sole discretion and without prejudice to any rights the Company may have, regard the form of instruction as null and void or take such steps in regard thereto as they deem fit;

4.5.6. if any form of instruction and cheque or banker's draft is not received as set out above, the rights offer entitlement will be deemed to have been declined by the shareholder to whom the form of instruction is addressed and the right to subscribe for the rights offer shares offered to the addressee or renounced in favour of his renouncee in terms of such form of instruction will lapse, no matter who then holds it; and

4.5.7. dematerialised shareholders must act in terms of the instructions received from their CSDP or broker.

4.6. Renunciation or sale of rights offer entitlement

4.6.1. Certificated shareholders on the South African register who wish to sell all or part of their rights offer entitlement as reflected in the form of instruction must complete Form A of the form of instruction and return it to the South African transfer secretaries in accordance with the instructions contained therein to be received by no later than 12:00 on Thursday, 8 December 2005. The South African transfer secretaries will endeavour to procure the sale of the rights offer entitlement on JSE on behalf of such certificated shareholder and will remit the proceeds in accordance with the payment instructions reflected in the form of instruction, net of brokerage charges. None of the South African transfer secretaries, any broker appointed by them or WAL will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such rights offer entitlement. References in this paragraph to certificated shareholders include references to the person or persons executing the form of instruction and any person or persons on whose behalf such person or persons executing the form of instruction is/are acting. In the event of more than one person executing the form of instruction the provisions of this paragraph shall apply to them, jointly and severally.

4.6.2. Shareholders on the United Kingdom register, with the exception of those with registered addresses in the United Kingdom, the United States of America, Canada and Australia, who wish to sell all or part of their rights offer entitlement should return their completed form of instruction to the United Kingdom registrars to be received by no later than 12:00 on Tuesday, 6 December 2005. Net proceeds due to such shareholders will be paid in British Pounds. None of the South African transfer secretaries, the United Kingdom Registrars, any broker appointed by them or WAL, will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such rights offer entitlement. References in this paragraph to certificated shareholders include references to the person or persons executing the form of instruction and any person or persons on whose behalf such person or persons executing the form of instruction is/are acting. In the event of more than one person executing the form of instruction the provisions of this paragraph shall apply to them, jointly and severally.

4.6.3. Certificated shareholders who do not wish to sell all or part of their rights offer entitlement as reflected in the form of instruction, and who do not wish to subscribe for any of the rights offer shares offered in terms of the form of instruction, but who wish to renounce their rights offer entitlement, must complete Form B of the form of instruction and return it to the South African transfer secretaries or United Kingdom registrars to be received by no later than 12:00 on Thursday, 15 December 2005, in accordance with the instructions contained therein.

4.6.4. Certificated shareholders who wish to subscribe for only a portion of their rights offer entitlement must indicate the number of rights offer shares for which they wish to subscribe on the form of instruction.

4.7. Payment

4.7.1. A cheque (crossed "not transferable" and with the words "or bearer" deleted) or a banker's draft (drawn on a registered bank) payable to **"WAL – rights offer 2005"** for the amounts payable, in Rands, together with a properly completed form of instruction, must be lodged by certificated shareholders with the South African transfer secretaries as follows:

delivered to:	posted to:
Computershare Investor Services 2004 (Proprietary) Limited Ground Floor 70 Marshall Street Johannesburg, 2001	Computershare Investor Services 2004 (Proprietary) Limited PO Box 61763 Marshalltown, 2107

so as to reach the South African transfer secretaries by no later than 12:00 on Thursday, 15 December 2005.

4.7.2. Shareholders on the United Kingdom register, with the exception of those with registered addresses in the United Kingdom, the United States of America, Canada and Australia, may deliver or post the completed form of instruction and their cheque or banker's draft, in accordance with the provisions above, to the United Kingdom registrars, as follows:

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
KENT BR3 4TU

so as to reach the United Kingdom registrars by no later than 12:00 on Thursday, 15 December 2005.

4.7.3. Please note that the South African transfer secretaries and the United Kingdom registrars will effect delivery of share certificates against payment and should a cheque or bankers draft not accompany the form of instruction, the application will be treated as invalid.

4.8 Underwriting and undertakings to subscribe for rights offer shares

4.8.1. The rights offer is not subject to a minimum subscription.

4.8.2. WAL has received the following irrevocable undertakings to subscribe for the rights offer shares:

Name	**Number of rights offer shares**	**% of rights offer shares**
JCI (relative to the R370 million JCI bridging loan)	8 692 817	24,5
Allan Gray Limited (acting on behalf of certain of its clients)	8 518 988	24,0

4.8.3. WAL is obliged to pay to each of JCI and Allan Gray a commitment fee equal to 0,5% of the subscription price for the new shares for which those parties have irrevocably undertaken.

4.8.4. In terms of the underwriting agreement, JCIIF has underwritten the balance of the rights offer, WAL is obliged to pay to JCIIF an underwriting fee equal to 0,5% of the subscription price of the new shares in respect of which JCIIF shall subscribe pursuant to its obligations in terms of the underwriting agreement.

4.8.5. There are no outstanding conditions to the underwriting agreement.

4.8.6. Salient details of JCIIF are:

Date of incorporation	18 June 2005
Place of incorporation	South Africa
Registration number	2005/021440/07
Directors	Peter Henry Gray John Chris Lamprecht Glynn Robert Burger
Bankers	Investec Bank Limited
Secretaries	Consolidated Mining Management Services Limited
Public Officer	Pieter Hendrik Henning
Share capital	*Authorised* 1 000 shares of R1 each *Issued* 1 000 shares of R1 each

4.9. Exchange Control Regulations

In the case of shareholders in the South African register whose registered addresses are outside the common monetary area, the rights offer will be dealt with in compliance with the Exchange Control Regulations, as set out below. The following guideline is not a comprehensive statement of the Exchange Control Regulations

4.9.1. In terms of the Exchange Control Regulations and upon specific approval by the South African Reserve Bank, non-residents, excluding former residents of the common monetary area, will be allowed to:

4.9.1.1. take up their rights entitlement in terms of the rights offer;

4.9.1.2. purchase letters of allocation on JSE;

4.9.1.3. subscribe for the rights offer shares arising in respect of the letters of allocation purchased on JSE; and

4.9.1.4. subscribe for excess rights offer shares that may have been applied for in terms of the rights offer;

provided payment is received either through normal banking channels from abroad or from a non-resident account.

4.9.2. All applications by non-residents for the above purposes must be made through an authorised dealer in foreign exchange. Electronic statements issued in terms of STRATE and any rights share certificates issued pursuant to such applications will be endorsed "non-resident".

4.9.3. Where a right in terms of the rights offer falls due to a former resident of the common monetary area, which right is based on shares blocked in terms of the Exchange Control Regulations, only emigrant blocked funds may be used to take up these rights and may be used to:

4.9.3.1. purchase letters of allocation on JSE;

4.9.3.2. subscribe for the rights offer shares arising from letters of allocation purchased on JSE; and

4.9.3.3. subscribe for excess rights offer shares that have been applied for in terms of the rights offer.

4.9.4. All applications by emigrants using emigrant blocked funds for the above purposes must be made through the authorised dealer in South Africa controlling their blocked assets. Any share certificates that might be issued to such emigrants will be endorsed **"non-resident"** and placed under the control of the authorised dealer through whom the payment was made. The proceeds due to emigrants from the sale of the letters of allocation, if applicable, will be returned to the authorised dealer for credit to such emigrants' blocked accounts. Electronic statements issued in terms of STRATE and any new share certificates issued pursuant to blocked Rand transactions will be endorsed "non-resident" and placed under the control of the authorised dealer through whom the payment was made. The proceeds due to emigrants in respect of the sale of fractional entitlements and/or letters of allocation arising from the blocked rights shares will be transferred to the authorised dealer concerned for credit to the blocked account of the emigrant concerned.

4.9.5. Any shareholder resident outside the common monetary area who receives this circular and any letter of allocation should obtain advice as to whether any governmental and/or other legal consent is required and/or any other formality must be observed to enable a subscription to be made in terms of such form of instruction.

4.9.6. New share certificates issued pursuant to the rights offer to an emigrant will be endorsed "non-resident" and forwarded to the address of the relevant authorised dealer controlling such emigrant's blocked assets for control in terms of the Exchange Control Regulations. Where the emigrant's shares are in dematerialised form with a CSDP or broker, the electronic statement issued in terms of STRATE will be endorsed **"non-resident"** and despatched by the CSDP to the address of the emigrant in the records of the CSDP or broker.

4.9.7. "Blocked Rand" may be used by emigrants and non-residents of the common monetary area for payment in terms of the rights offer.

4.10. South African law

4.10.1. All transactions arising from the provisions of this circular and the accompanying forms of instruction will be governed by and be subject to the laws of South Africa.

4.11. Tax consequences

4.11.1. Shareholders are advised to consult their professional advisers regarding the tax implications of the rights offer.

4.12. Documents of title

4.12.1. Share certificates to be issued to certificated shareholders pursuant to the rights offer will be posted to persons entitled thereto, by registered post in South Africa or by First Class Post in the United Kingdom, at the risk of the shareholders concerned, on or about Monday, 19 December 2005.

4.12.2. Certificated shareholders recorded on the Company's register receiving new certificated shares must note they will not be able to trade their shares on JSE until such shares have been dematerialised, which could take between one to ten days, depending on volumes being processed.

4.12.3. Dematerialised shareholders will have their safe custody accounts updated at their CSDP or broker in respect of the rights offer entitlement issued to them on Monday, 19 December 2005.

4.12.4. CSDPs will effect payment on a delivery against payment method in respect of holders of dematerialised WAL shares.

5. JSE LISTINGS

5.1 JSE has granted listings for:

5.1.1. letters of allocation in respect of 35 505 240 rights offer shares from the commencement of trade on Monday, 21 November 2005, to the close of trade on Thursday, 8 December 2005, both days inclusive; and

5.1.2. 35 505 240 rights offer shares from the commencement of trade on Friday, 9 December 2005.

6. FINANCIAL EFFECTS AND HISTORICAL FINANCIAL INFORMATION ON WAL

6.1. Pro forma financial information

6.1.1. The table below sets out the unaudited pro forma financial effects of the rights offer on WAL. The unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature may not give a fair reflection of WAL's results, financial position and changes in equity after the rights offer. It has been assumed for purposes of the pro forma financial effects that the rights offer took place with effect from 1 January 2005 for income statement purposes and 30 June 2005 for balance sheet purposes. The directors of WAL are responsible for the preparation of the unaudited pro forma financial effects.

Per share	Actual "Before WAL rights offer"	Unaudited pro forma "After WAL rights offer"	Percentage increase (%)
Fully diluted loss (cents)	(263,9)[1]	(202,9)[2]	23,11
Fully diluted headline loss (cents)	(265,0)[1]	(203,8)[2]	23,09
Net asset value - including intangibles (cents)	1 092,8[3]	1 251,6[4]	14,53
Net asset value - excluding intangibles (cents)	1 092,8[3]	1 251,6[4]	14,53
Number of ordinary shares in issue	118 548 379	154 053 619	29,95
Fully diluted weighted average number of ordinary shares	118 281 664	153 786 904	30,02

1. The fully diluted earnings and fully diluted headline earnings per WAL share in the Actual "Before WAL rights offer" column are based on the published unaudited income statement of WAL dated 26 August 2005, for the 6-month period ended 30 June 2005.

2. The fully diluted loss and fully diluted headline loss per WAL share in the unaudited pro forma "After WAL rights offer" column are based on the assumption that the rights offer is fully subscribed resulting in the issue of 35 505 240 new shares. No interest benefit has been calculated in respect of the cash raised as it will be used to fund capital expenditure and the repayment of the JCI bridging loan.

3. The net asset value per WAL share in the Actual "Before WAL rights offer" column is based on the published unaudited balance sheet of WAL at 30 June 2005.

4. The net asset value per WAL share in the unaudited pro forma "After WAL rights offer" is based on the assumption that the rights offer is fully subscribed, the estimated transaction costs are written off against share premium and the JCI bridging loan is repaid out of the proceeds from the rights offer. The number of shares used in the calculation is 154 053 619.

6.1.2. The pro forma unaudited income statement and balance sheet of WAL for the period ended 30 June 2005 illustrating the effects of the rights offer at that date are set out in Annexure 1 of this circular.

6.1.3. The report of the independent reporting accountants on the pro forma financial information is set out in Annexure 2.

7. NATURE OF BUSINESS

7.1. WAL is focused on investment in the African gold-mining industry. The Company's principal asset is its 50% interest in South Deep. South Deep is owned and operated by the PDWA JV, which was established on 31 March 1999, and in which WAL has a 50% interest.

7.2. Situated in the magisterial districts of Westonaria and Vanderbijlpark, some 45 kilometres south west of Johannesburg, South Deep encompasses one of the world's largest gold mineral reserves, with an estimated 55,6 million ounces of gold in the proved and probable mineral reserve categories, as of 31 December 2004. However, and in terms of the current reserving process that is being undertaken at South Deep, preliminary indications are that the mineral reserves will decrease by an estimated 10 million ounces due to revised modifying factors. As the latter work will only be completed by year-end, under the scrutiny of an Independent Review Panel, a more definitive estimate will be finalised at the time, and be signed-off by a Competent Person. Concerning the mineral reserves that are depleted as part of Phase 1, this includes that component of the mineral reserves defined as

of 31 December 2004 that can be accessed through the existing shaft systems. At its deepest, the mine will be more than 3 300 metres below surface. South Deep, built at a cost of some R4 billion, was commissioned in November 2004.

8. CURRENT OPERATIONS AND PROSPECTS

8.1. Following the commissioning of South Deep in the last quarter of 2004, development below 95 Level has commenced to open up high-grade VCR reserves and to provide access to the Elsburg Massives to the east of the Upper Elsburg.

8.2. Until recently, the PDWA JV contributed 50% of the interim cost of pumping at Harmony's Randfontein Estates No. 4 Shaft. The PDWA JV has assessed that the boundary plugs and pillars separating the mines have been thoroughly tested and has been confirmed by independent experts, and that consequently the closure of the Randfontein Estates No. 4 Shaft is the legal obligation of Harmony.

8.3. On 14 September 2005, the Department of Minerals and Energy ("the DME") advised the PDWA JV that the pumping activities at the Randfontein Estates No. 4 shaft may officially cease, and the PDWA JV has now finally concluded all outstanding issues relating to the safety of its own operations. Ceasing the pumping activities at the Randfontein Estates No. 4 Shaft will result in a saving of up to R54 million a year, or R3 000/kg produced.

8.4. On 2 January 2004, an unforeseen rock fall occurred at the South Deep SV-1 sub vertical shaft. Although no personnel were injured as a result of this incident, some 750 tonnes of rock and shaft lining dislodged causing damage to the shaft steelwork and infrastructure. Mining operations at the SV-1 sub-vertical shaft had ceased in 1999 and operations were only planned to recommence sometime in the future and hence did not impact production in 2004. An insurance review was undertaken to quantify the amount of the losses incurred and discussions with the underwriters were held regarding the claim. It is possible that, the insurance claim arising from a fall of ground in the SV-1 sub-vertical shaft in January 2004 will not be fully settled. Placer Dome administers the mine's insurance on behalf of the PDWA JV. Part of the pumping arrangements agreed with the DME may attract a possible sterilisation of SV-1 sub-vertical, mineral reserves to create a secondary boundary pillar.

8.5 Negotiations are progressing with the hedge banks to restructure the derivative structure to more appropriately match the current life of mine plan. The Company is seeking to defer its present obligations in respect of 2006 and 2007, so that the price received in this period more closely reflects spot prices. Such restructuring would have a significant impact on the Company's future cash flows. In the interim, the proceeds of the rights offer will finance the capital expenditure required to increase production at South Deep, and to service the hedge obligations until such time as the hedge shall have been restructured.

9. SHARE CAPITAL

The share capital of WAL before and after the rights offer is set out below.

9.1 Before

	Shares	R Million
Authorised		
Shares of 100 cents each	155 000 000	155,0
Preference shares of 0,01 cent each	100 000 000	-
Issued		
Shares of 100 cents each	118 548 379	118,5
Share premium		2 245,4

9.2 After, on the basis that the rights offer is fully subscribed

	Shares	R Million
Authorised		
Shares of 100 cents each	155 000 000	155,0
Preference shares of 0,01 cent each	100 000 000	-
Issued		
Shares of 100 cents each	154 053 619	154,0
Share premium		2 842,6

10. ESTIMATED EXPENSES OF THE RIGHTS OFFER

10.1. The expenses of the rights offer, including value added tax where applicable, are estimated at approximately R6,4 million on the basis that the rights offer is fully subscribed, as follows:

Expenses		R'000
Printing, publication and distribution		314
JSE documentation and inspection fee		12
JSE listing fee		152
Share creation and issue expenses		1 951
Advisers		741
Sponsor	57	
Corporate law advisers	171	
Corporate adviser	342	
Reporting accountants	171	
Commitment fees		1 548
Underwriting commission		1 647
Other and contingency		50
Estimated total		**6 415**

10.2 The expenses of the rights offer will be payable by WAL out of the proceeds of the rights offer.

11. DIRECTORS

11.1 Board

Subsequent to year-end and at the last practicable date hereof, the following changes to the board took place:

Resignations	Capacity	Date
MA Barnes	Non-executive	3 February 2005
GT Miller	Executive	6 May 2005
RAR Kebble	Non-executive	27 July 2005
RB Kebble	Chief Executive Officer	24 August 2005
SM Rasethaba	Non-executive	24 August 2005
Appointments	**Capacity**	**Date**
JR Dixon	Non-executive	10 March 2005
F Lips	Independent non-executive	26 May 2005

GW Poole withdrew as an alternate to GT Miller with effect from 6 May 2005.

ME Mkwanazi relinquished his position as non-executive chairman but remains on the board in his capacity as a non-executive.

VG Bray will remain on the board until conclusion of the rights offer, and will retire thereafter.

Subsequently, Mr RB Kebble and Mr F Lips passed away on 27 September 2005 and 29 September 2005 respectively.

WAL is in discussions with candidates for the appointment of a new chairperson, and chief executive officer, in addition to independent non-executive directors.

Furthermore, the following new proposed directors, will be appointed in due course:

Mr SE Abrahams (independent non-executive)
Mr DM Nurek (independent non-executive)

The board of directors of WAL at the date hereof is as follows:

Name and Age	Age	Business Address	Designation
Bray, Vaughan Grantland	70	28 Harrison Street, Johannesburg	Independent non-executive director
Dixon, John Roger	55	265 Oxford Road, Illovo Johannesburg	Non-executive director
Lamprecht, John Chris	42	28 Harrison Street, Johannesburg	Financial director
McGregor, Alan Alexander	58	Granger Bay Court, Cape Town	Independent non-executive director
Mkwanazi, Mafika Edmund	51	28 Harrison Street, Johannesburg	Non-executive

11.2. Directors' interests

As at 31 December 2004, the directors of WAL held, directly and indirectly, the following beneficial and non-beneficial interests in the Company:

	Beneficial		Non-beneficial		Share		
Director	**Direct**	**Indirect**	**Direct**	**Indirect**	**incentive trust**	**Total**	**% holding**
Bray, VG	–	–	–	100	–	100	–
Barnes, MA	–	–	–	–	–	–	–
Kebble, RAR	–	113 472	–	–	–	113 472	0,1
Kebble, RB	–	2 192 605	–	10 100	500 640	2 703 345	2,3
Lamprecht, JC	–	–	–	–	–	–	–
McGregor, AA	–	–	–	–	–	–	–
Miller, GT	–	–	–	–	–	–	–
Mkwanazi, ME	–	–	–	–	–	–	–
Rasethaba, SM	–	–	–	–	–	–	–
Poole, GW (Alt)	–	–	–	100	–	100	–

11.2.1. Mr JC Lamprecht purchased 20 000 single stock futures on 30 June 2005 in a beneficial and direct capacity.

11.2.2. Mr JC Lamprecht purchased 162 500 shares on 31 August 2005 in a beneficial and direct capacity.

11.2.3. Mr ME Mkwanazi purchased 13 500 single stock futures on 16 September 2005 in a beneficial and direct capacity.

11.2.4. There have been no other changes in the directors' interests in WAL between 31 December 2004, the date of the Company's last financial year-end, and the last practicable date.

11.2.5. No shares were held by any of the directors in a beneficial direct capacity during the 2004 financial year.

11.2.6. No director has or had any interest, directly or indirectly, in any transaction which was effected by WAL during the current or immediately preceding financial year or in respect of any previous financial year and which remains in any respect outstanding or unperformed.

11.2.7. The table below provides an analysis of emoluments paid to directors of WAL for the year ended 31 December 2004:

Name	**Salary and benefits R**	**Directors' fees R**	**Total R**
Barnes, MA*	–	80 000	80 000
Bray, VG	–	125 000	125 000
Kebble, RAR	–	90 000	90 000
Kebble, RB	300 000	40 000	340 000
Lamprecht, JC	1 675 000	–	1 675 000
McGregor, AA*	–	105 000	105 000
Miller, GT	–	–	–
Mkwanazi, ME	–	125 000	125 000
Rasethaba, SM	–	75 000	75 000
Poole, GW (Alt)	–	10 000	10 000

* These directors' fees are not received by the directors in their beneficial capacity, but are paid to various companies they represent in their stead. None of the executive directors have service contracts.

11.2.8. The Western Areas Share Incentive Scheme was approved by shareholders and implemented on 6 January 1999, by way of the establishment of the Western Areas Share Incentive Trust

The purpose of the Western Areas Share Incentive Scheme has been to provide an incentive to executive directors, executive officers and senior employees of the Company, to align them with the objectives of the Company, its continued growth, optimisation of value and also to promote the retention of such employees.

Employees participate in the Western Areas Share Incentive Scheme to the extent that share options are offered to, and accepted by them. The only participant to the Trust was the late Mr RB Kebble. It is intended that the scheme will be discontinued.

11.2.9. No consultancy fees, bonuses, special payment or pension scheme benefits were paid to directors for the year ended 31 December 2004.

11.2.10. There will be no variation in the remuneration receivable by any of the WAL directors as a consequence of the rights offer.

11.2.11. No payment has been made to any director in the three years preceding the date of this circular to induce him to become a director or in connection with the promotion or formation of WAL.

11.2.12. Details of WAL's application of the principles of the King Code on Corporate Governance are set out in Annexure 5.

12. LITIGATION

12.1 WAL is not currently involved in any legal or arbitration proceedings, nor are the directors, subject to paragraphs 12.2 and 12.3, aware of any such proceedings that are pending or threatened which may have, or have had, a material effect on the position of WAL in the 12-month period preceding the date of this circular.

12.2 Potential Placer Dome claim

In terms of the joint venture agreement between WAL and Placer Dome, Placer Dome exercises control of the Joint Venture through the right to appoint the Joint Venture chairman who has a casting vote on the Joint Venture Board. WAL has requested further information to enable it to assess the causes of the delays and losses which WAL has suffered following on the assumption of management of South Deep by Placer Dome, over-runs of capital expenditure, delays in the commissioning of the South Deep Main Shaft and related losses and is engaging with Placer Dome on these issues. Should the response be unsatisfactory and if a negotiated solution of the matter is not achieved, WAL may institute action against Placer Dome for the material losses incurred.

12.3 FSB criminal matter

The State has charged WAL with 11 charges of alleged contraventions of certain sections of, amongst others, the Companies Act, the Stock Exchanges Control Act, the Insider Trading Act and fraud. There are also charges of fraud arising out of alleged breaches of the SRP Regulations. A trial date has been set for 9 October 2006.This matter relates to charges also brought against the late Mr. RB Kebble, the former chief executive officer of WAL.

13. OPINIONS AND RECOMMENDATION

13.1. The board of directors has considered the terms and conditions of the rights offer and is of the opinion that such terms and conditions are fair and reasonable to WAL and its shareholders.

13.2. Shareholders are recommended to consult their professional advisers regarding the action to be taken in relation to the rights offer.

14. DIRECTORS' RESPONSIBILITY STATEMENT

14.1. The directors of WAL:

14.1.1. have considered all statements of fact and opinion contained in this circular;

14.1.2. accept, collectively and individually, full responsibility for the accuracy of such statements; and

14.1.3. certify that, to the best of their knowledge and belief, there are no omissions of material facts or considerations which would render any statements of fact or opinion contained in this circular false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by South African law and the Listings Requirements.

15. ADVISERS' CONSENTS

15.1 Each of the advisers, whose names appear on the inside front cover of this circular, have consented in writing to act in their capacity as stated and to the inclusion of the names in this circular in the form and context in which they appear and their consent have not been withdrawn prior to the publication of this circular.

16. REGISTRATION OF THE RIGHTS OFFER DOCUMENTS

16.1. The following documents were registered by CIPRO on Thursday, 10 November 2005, in terms of section 146A of the Companies Act:

16.1.1. a copy of this circular;

16.1.2. a copy of the form of instruction;

16.1.3. a signed copy of the independent reporting accountants' report on the pro forma financial information;

16.1.4. a copy of the approval letter for this circular from JSE;

16.1.5. a copy of the approval of the South African Reserve Bank of the provisions set out in paragraph 4.9;

16.1.6. powers of attorney signed by each of the directors;

16.1.7. the letters of consent from each of the advisers referred to in paragraph 15; and

16.1.8. the JCIIF underwriting agreement.

17. DOCUMENTS AVAILABLE FOR INSPECTION

17.1 The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of WAL and the office of the London Secretaries from the date of issue of this circular up to and including Thursday, 15 December 2005:

17.1.1. the Memorandum and Articles of Association of WAL;

17.1.2. the audited annual financial statements of WAL for the three years ended 31 December 2004 and the unaudited quarterly results for the quarters ended 31 March 2005 and 30 June 2005;

17.1.3. the letters of consent from each of the advisers referred to in paragraph 15;

17.1.4. the approval of the South African Reserve Bank of the provisions set out in paragraph 4.9 above;

17.1.5. this circular and the form of instruction;

17.1.6. the report of the independent reporting accountants' report on the pro forma financial information;

17.1.7. powers of attorney signed by each of the directors;

17.1.8. the JCIIF underwriting agreement; and

17.1.9. the undertakings referred to in paragraph 4.8.

SIGNED BY JC LAMPRECHT FOR AND ON BEHALF OF ALL THE DIRECTORS OF WESTERN AREAS LIMITED IN TERMS OF THE POWERS OF ATTORNEY GRANTED TO HIM BY SUCH DIRECTORS AT JOHANNESBURG ON 22 NOVEMBER 2005.

PRO FORMA FINANCIAL INFORMATION

1. UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated income statement and balance sheet of WAL before and after the rights offer are set out below. The unaudited pro forma income statement and balance sheet have been presented for illustrative purposes only and because of their nature may not give a fair reflection of Western Areas' results, financial position and changes in equity after the rights offer. It has been assumed for purposes of the pro forma financial information that the rights offer took place with effect from 1 January 2005 for income statement purposes and 30 June 2005 for balance sheet purposes. The directors of WAL are responsible for the preparation of the unaudited pro forma income statement and balance sheet.

2. ASSUMPTIONS

It has been assumed that the rights offer will be subscribed for in full.

3. UNAUDITED PRO FORMA INCOME STATEMENT

	Before[1] Published R Million	Adjustments R Million	After the rights offer offer Pro forma R Million
Gold revenue	158,3		158,3
Costs and other expenses	(311,3)		(311,3)
Operating loss from gold	(153,0)		(153,0)
Net interest paid[3]	(9,6)		(9,6)
Other income	4,4		4,4
Administration and other expenditure	(10,9)		(10,9)
Operating loss before derivative transactions	(169,1)		(169,1)
Present value adjustment for option premium payable	(40,3)		(40,3)
Fair value adjustment	(212,4)		(212,4)
Exchange gains	(158,3)		(158,3)
Loss before taxation	(580,1)		(580,1)
Taxation	268,0		268,0
Normal	–		–
Deferred	268,0		268,0
Loss for the year	(312,1)		(312,1)
Fully diluted loss per share (cents)	(263,9)		(202,9)
Fully diluted headline loss per share (cents)	(265,0)		(203,8)
Weighted average number of shares[2]	118 281 664	35 505 240	153 786 904

Notes

(1) The "Before" financial information is based on WAL's published unaudited, condensed income statement for the six months ended 30 June 2005.

(2) The weighted average number of shares in issue has been adjusted for the 35,5 million ordinary shares issued in terms of the rights offer.

(3) No interest benefit has been calculated in respect of the cash raised as it will be used to fund capital expenditure and the hedge book, and to repay the JCI bridging loan.

4. UNAUDITED PRO FORMA INCOME STATEMENT

	Before[1] Published R Million	Adjustments R Million	After the rights offer offer Pro forma R Million
ASSETS			
Non-current assets	**4 798,4**	**-**	**4 798,4**
Mining assets	3 412,7	-	3 412,7
Derivative asset	709,1	-	709,1
Listed/other investments	39,0	-	39,0
Deferred taxation	637,6	-	637,6
Current assets	**47,2**	**406,4**	**453,6**
Cash and cash equivalents[3]	1,3	406,4	407,7
Other assets	45,9	-	45,9
Total assets	**4 845,6**	**406,4**	**5 252,0**
EQUITY AND LIABILITIES			
Capital reserves			
Shareholders' equity[2]	1 295,5	632,7	1 928,2
Liabilities	**3 550,1**	**-**	**3 323,8**
Option premium payable	1 038,3	-	1 038,3
Derivative liability	2 096,5	-	2 096,5
JCI Limited loan[3]	226,3	(226,3)	-
Other liabilities	189,0	-	189,0
Total equity and liabilities	**4 845,6**	**406,2**	**5 252,0**
Net asset value per share (cents)	1 092,8		1 251,6
Net tangible asset value per share (cents)	1 092,8		1 251,6
Number of shares in issue	118 548 379	35 505 240	154 053 619

Notes

(1) The "Before" balance sheet is based on WAL's published unaudited, condensed balance sheet as at 30 June 2005.

(2) Share capital and share premium have been adjusted to include the issue of the 35,5 million ordinary shares in terms of the rights offer at R18 per share less share the estimated transaction costs of R6,4 million that have been written off against share premium.

(3) Cash and cash equivalents has been adjusted to include the cash received as a result of the rights offer and to reflect the payment of the estimated transaction costs amounting to R6,4 million and the loan from JCI amounting to R226,3 million.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE PRO FORMA FINANCIAL INFORMATION

"The Directors
Western Areas Limited
28 Harrison Street
Johannesburg
2001

7 November 2005

Dear Sirs

Report of the Independent Reporting Accountants' to the Directors of Western Areas Limited

Introduction

The definitions commencing on page 8 of the circular have been used in this report.

We have performed our limited assurance engagement with regard to the unaudited pro forma financial effects and before and after income statement and balance sheet (collectively "the pro forma financial information") of Western Areas Limited ("Western Areas") set out in the Salient Features, paragraph 6.1 and Annexure 1 of the circular to Western Areas shareholders to be dated on or about 28 November 2005 issued in connection with the renounceable rights offer ("circular").

The pro forma financial information has been prepared for purposes of complying with the listings requirements of JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the Western Areas' rights offer might have affected the reported financial information had the Western Areas rights offer been undertaken on 1 January 2005 for income statement purposes and on 30 June 2005 for balance sheet purposes.

Because of its nature, the pro forma financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Western Areas, after the Western Areas rights offer.

Responsibilities

The directors of Western Areas are solely responsible for the compilation, contents and presentation of the pro forma financial information contained in the circular and for the financial information from which it has been prepared.

Their responsibility includes determining that the pro forma financial information contained in the circular has been properly compiled on the basis stated, the basis is consistent with the accounting policies of Western Areas and the pro forma adjustments are appropriate for the purposes of the pro forma financial information as disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express a limited assurance conclusion on the pro forma financial information included in the circular. We conducted our limited assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Revised Guide on Pro Forma Financial Information* issued by the South African Institute of Chartered Accountants.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted audited historical financial information of Western Areas with the source documents, considering the pro forma adjustments in light of the accounting policies of Western Areas, considering the evidence supporting the pro forma adjustments, recalculating the amounts based on the information obtained and discussing the pro forma financial information with the directors of Western Areas.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Western Areas and other information from various public, financial and industry sources.

Whilst our work performed involved an analysis of the historical audited financial information and other information provided to us, our limited assurance engagement does not constitute either an audit or review of any of the underlying financial information undertaken in accordance with the International Standards on Auditing or the International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Opinion

Based on our examination of the evidence obtained, nothing has come to our attention that causes us to believe that:

- *the pro forma financial information has not been properly compiled on the basis stated;*
- such basis is inconsistent with the accounting policies of Western Areas; and
- the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed pursuant to section 8.30 of JSE Listings Requirements.

Consent

We consent to the inclusion of this letter and the reference to our opinion in the circular to be issued to Western Areas shareholders in the form and context in which it appears.

Yours faithfully,

KPMG Inc.
Registered Accountants and auditors
Chartered Accountants (SA)
Private Bag 9
Parkview
2122
South Africa

Per Mickey Bove
Director"

TABLE OF ENTITLEMENT

The following table sets out the number of rights offer shares to which a Western Areas shareholder is entitled:

Number of existing ordinary shares held	Rights offer share entitlement	Number of existing ordinary shares held	Rights offer share entitlement	Number of existing ordinary shares held	Rights offer share entitlement
1	0	41	12	81	24
2	1	42	13	82	25
3	1	43	13	83	25
4	1	44	13	84	25
5	1	45	13	85	25
6	2	46	14	86	26
7	2	47	14	87	26
8	2	48	14	88	26
9	3	49	15	89	27
10	3	50	15	90	27
11	3	51	15	91	27
12	4	52	16	92	28
13	4	53	16	93	28
14	4	54	16	94	28
15	4	55	16	95	28
16	5	56	17	96	29
17	5	57	17	97	29
18	5	58	17	98	29
19	6	59	18	99	30
20	6	60	18	100	30
21	6	61	18	200	60
22	7	62	19	300	90
23	7	63	19	400	120
24	7	64	19	500	150
25	7	65	19	600	180
26	8	66	20	700	210
27	8	67	20	800	240
28	8	68	20	900	270
29	9	69	21	1 000	300
30	9	70	21	10 000	2 995
31	9	71	21	100 000	29 950
32	10	72	22		
33	10	73	22		
34	10	74	22		
35	10	75	22		
36	11	76	23		
37	11	77	23		
38	11	78	23		
39	12	79	24		
40	12	80	24		

SHARE TRADING HISTORY

The lowest, highest and closing market prices and volumes traded of WAL shares on JSE during each of the following periods, were as follows:

	Low (cps)	High (cps)	Close (cps)	Volume ('000)
Quarterly				
2002				
October to December	3 500	4 780	4 400	7 837 405
2003				
January to March	2 700	4 750	3 000	4 062 089
April to June	2 510	3 850	3 625	3 139 456
July to September	3 500	4 950	4 490	5 420 391
October to December	3 740	4 745	4 150	2 755 399
2004				
January to March	3 100	4 500	3 250	3 945 853
April to June	2 602	3 550	2 699	1 661 269
July to September	2 200	3 200	2 500	2 919 526
Monthly				
2004				
October	2 400	2 800	2 574	1 616 815
November	2 410	2 850	2 720	3 163 462
December	2 400	2 750	2 500	898 852
2005				
January	2 449	3 200	3 025	1 564 800
February	3 000	3 500	3 000	1 718 229
March	2 600	3 100	2 785	1 493 668
April	2 220	2 935	2 395	3 226 558
May	1 900	2 400	2 249	1 817 380
June	1 895	2 294	2 100	3 302 547
July	1 720	2 200	1 975	2 901 196
August	1 890	2 575	2 100	3 088 816
September	2 080	2 650	2 560	3 500 571
Daily				
3 October	2 540	2 600	2 599	18 696
4 October	2 550	2 600	2 550	54 311
5 October	2 499	2 650	2 499	69 398
6 October	2 499	2 600	2 600	114 250
7 October	2 450	2 650	2 550	31 860
10 October	2 500	2 600	2 600	70 343
11 October	2 549	2 600	2 595	127 122
12 October	2 500	2 580	2 550	331 380
13 October	2 500	2 600	2 500	24 316
14 October	2 385	2 525	2 385	74 998
17 October	2 385	2 450	2 450	14 491
18 October	2 400	2 450	2 400	86 430
19 October	2 240	2 450	2 290	148 013
20 October	2 250	2 350	2 349	14 660
21 October	2 300	2 350	2 350	48 548
24 October	2 350	2 355	2 350	15 360
25 October	2 340	2 350	2 350	22 400
26 October	2 325	2 375	2 325	304 900
27 October	2 125	2 325	2 300	259 890
28 October	2 200	2 300	2 200	52 431
31 October	2 205	2 250	2 250	237 819

THE KING II REPORT ON CORPORATE GOVERNANCE

1. THE KING II REPORT ON CORPORATE GOVERNANCE

The board of directors recognises the need for effective systems of corporate governance and continues to focus on the establishment and implementation of generally accepted corporate governance systems and structures.

Although a great many of the Company's practices are already in line with the principles set out in the King II Report, ongoing action is being taken to further align practices with the Report's recommendations. During 2004, the Company adopted, Board, Audit, Remuneration and Nomination Charters/Terms of Reference, as well as a Code of Conduct.

As at the last practicable date, the Company believes that in all material respects, it complied with the majority of the Code of Corporate Practice and Conduct as set out in the King II Report. Although many of the recommendations have already been implemented, the board is continually seeking to improve in areas identified in the King II Report.

The board of directors is committed to the principles of openness, integrity and accountability and the provision of timeous, relevant and meaningful reporting to all stakeholders. The format and nature of the information provided is deemed to be most relevant to the respective stakeholders.

2. ACCOUNTABILITY AND CONTROL

To enable the directors to meet their responsibilities, the board sets standards and requires management to implement systems of internal control aimed at reducing the risk of error, fraud or loss in a cost effective manner.

These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties. The controls are monitored throughout the Company, and all employees are required to maintain the highest ethical standards in ensuring that the Company's business practices are conducted in a manner which in all reasonable circumstances is beyond reproach.

The Company's internal audit function, established by the board, independently appraises the Company's internal controls and reports its findings to the audit committee. In compliance with the recommendations of the King II Report, the audit committee comprises non-executive directors. The Company's audit committee meets quarterly, and is chaired by an independent non-executive chairman, as recommended in King II. The audit approach entails a thorough comprehension of the Company's financial and accounting objectives, and analysis of the underlying systems and procedures. The audit plan is determined annually, based on the relative degrees of inherent risk of each function. The independence of the internal audit has been achieved by outsourcing the function to the Internal Audit Services of KPMG, who report directly without interference to the audit committee.

All important findings arising from audit procedures are brought to the attention of the audit committee and, if necessary, to the board.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comments by the external auditors on the results of their audit, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

3. THE BOARD OF DIRECTORS

As at the last practicable date, the Company had a unitary board structure comprising two independent non-executives, one executive director and two non-executive directors. The non-executive directors are high-calibre individuals with a wide range of relevant expertise, and experience in the financial and commercial spheres and other skills that allow them to bring an independent judgment to board deliberation and decisions. All directors have the requisite knowledge, experience and ability required to properly carry out their duties in meeting the present and future requirements of the Company. All participate actively in the proceedings at meetings whether present personally or by teleconference facility.

While the board is responsible for monitoring activities of executive management, day-to-day control is exercised effectively through the executive director. The independent non-executive directors and non-executive directors derive no benefits other than a fee which is fixed and agreed upon through the remuneration committee. No executive director has service contracts.

The appointment of new directors is recommended by the nomination committee and approved by the board as a whole. All new directors are subject to re-election by shareholders at the first annual general meeting following their appointment and current directors resign by rotation every three years.

The board retains full and effective control over the Group, meeting at least four times a year with additional meetings being arranged when necessary, to review strategy, planning, operational and financial performance, acquisitions and disposals, major capital expenditure, stakeholder communications and other material matters reserved for its decision.

4. CHAIRMAN AND CHIEF EXECUTIVE OFFICER

As at the last practicable date, the seats for independent non-executive chairman and chief executive officer are vacant. Appointments for these vacant positions will be advised in due course.

5. BOARD COMMITTEES

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfil its decision-making process.

The chairmen of the committees, or their representatives, are required to attend the annual general meetings to answer any questions raised by shareholders.

The following information reflects the composition and activities of these committees:

6. AUDIT COMMITTEE

The primary responsibility of the audit committee is to assist the board of WAL in carrying out its duties relating to reviewing the financial results, accounting policies, internal control, financial reporting practices and identification of exposure to significant risks.

The committee comprises an independent non-executive chairman and a non-executive director who meet on a quarterly basis, primarily to review quarterly results and any financial unaudited reports.

The audit committee members meet on a quarterly basis to review quarterly reports and any other financial reports during the year.

As at the last practicable date, the members of the audit committee are Messrs VG Bray (chairman) and ME Mkwanazi.

7. HEDGING COMMITTEE

The hedging committee meets with Andisa Capital (Proprietary) Limited ("Andisa") on a regular basis to review market conditions and existing and future hedging strategies. Andisa does not perform an executive or decision-making role. Advice is also sought from other outside advisers on a regular basis. Major decisions are referred to the board for consideration and approval.

As at the last practicable date, the hedging committee comprises Mr. JC Lamprecht with Andisa as advisors.

8. REMUNERATION COMMITTEE

The remuneration committee is responsible for making recommendations to the board to ensure that the Company's executives are appropriately rewarded for their contributions to the Company's performance. The remuneration committee is also responsible for considering remuneration levels and conditions of service in order to ensure that they are fair and accord with the Company's remuneration philosophy and to recommend to the board the level of fees to be paid to directors who serve on the board and board committees.

As at the last practicable date, the members of the remuneration committee are Messrs A A McGregor (chairman) and V G Bray.

9. NOMINATION COMMITTEE

The nomination committee was appointed on 28 June 2004 and a "Terms of Reference" was approved and adopted. At the date of this circular, the members of the nomination committee were as follows: Messrs M E Mkwanazi (chairman), V G Bray and A A McGregor.

10. PLACER DOME WESTERN AREAS JOINT VENTURE BOARD AND COMMITTEES

The PDWA JV board, as at the last practicable date, comprised the following members: Messrs P Tomsett (Chairman), EWJ Bredenhann (CEO), ST Coetzer, RG King, JR Dixon, S Tainton and JC Lamprecht.

The PDWA JV board and associated committees meet on a quarterly basis during the year. The chairman of the Joint Venture Board is appointed by Placer Dome, and has a casting vote at board meetings. The following Western Areas directors are members of the following South Deep Joint Venture committees:

Name	Joint Venture Board	Technical Committee	Finance Committee
JR Dixon	▯	▯	–
JC Lamprecht	▯	–	▯
S Tainton	▯	▯	–

The Joint Venture remuneration committee was combined with the finance committee with effect from 12 February 2004.

11. PRICE SENSITIVE INFORMATION

In accordance with JSE guidelines on price-sensitive information, the Company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. The Company follows a "closed-period" principle, during which period employees, consultants, executive and non-executive directors are prohibited from dealing in the Company's shares.

THE DERIVATIVE STRUCTURE

ELEMENTS OF THE STRUCTURE

- WAL bought put options to provide price protection for the operation up to June 2014.
- WAL sold call options equivalent to 70% of the puts bought, capping the upside gold price participation over the same 10-year period.
- WAL bought call options equivalent to 39% of the puts sold at a higher gold price, giving the Company upside gold price participation over the 10-year period.
- WAL sold call options equivalent to 30% of the puts bought capping the upside price participation over the 10-year period.
- The option premium for the sold options was received upfront, and payment for the bought options was deferred until maturity of the option, effectively spreading the payment over the period of the hedges.
- The net volume of gold committed to the derivative structure was 5% of WAL's attributable mineral reserves.
- The options provide the ability to close-out the hedge positions provided market conditions are appropriate.
- There is currently no Rand hedging in this structure and the Company is fully exposed to currency fluctuations.

In December 2001, $104 million was received for premiums on sold options. This gave rise to the cash balance held in Escrow at the time. Simultaneously the options bought gave rise to an obligation to pay option premiums at various predetermined dates in the future – the option premium payable. The option premium payable liability is reflected at the current settlement value of the future payments. An adjustment is made on a periodic basis to reflect the change in the value of this liability.

ACCOUNTING TREATMENT OF THE DERIVATIVE STRUCTURE

AC133 – "Financial Instruments: Recognition and Measurement" is effective for financial years commencing on or after 1 July 2002 and was thus implemented as from 1 January 2003. The requirements of AC133 had a profound impact on the accounting treatment applied to the derivative structure. The option contracts meet the definition of derivatives in terms of AC133 and in compliance with the statement are carried at fair value on the Balance Sheet. Fair value can be defined as the mark-to-market value of the derivative instruments. Furthermore, in terms of the requirements of AC133 and AC125, derivative assets and derivative liabilities are shown on a gross basis on the face of the Balance Sheet and detailed in the disclosure note. Cash flow hedge accounting in terms of AC133 is applied to the derivative instruments. Due to the fact that the options are all US Dollar denominated, only US Dollar gold price fluctuations are hedged and the Company remains exposed to exchange rate volatility. The portion of fair value gains and losses on the fair value of the options attributable to changes in the exchange rate are taken to the Income Statement. These gains and losses are unrealised, and create income statement volatility. The portion of fair value gains and losses on the fair value of the options attributable to changes in the US Dollar gold price are taken to an equity reserve.

On maturity of the options the equity reserve balance is released to the Income Statement. The accounting treatment applicable to the option premium payable balance remains unchanged under AC133. The AC133 accounting treatment gave rise to the following items on the Balance Sheet during 2004:

- cash flow equity reserve
- derivative asset
- derivative liability
- option premium payable

Deferred taxation on derivative structure

AC102 – "Income Taxes" requires that deferred tax should be charged or credited directly to equity if the deferred tax relates to the items that are credited or charged directly to equity. The current fair value of the derivative structure relating to the US Dollar gold price results in a debit to the equity reserve as cash flow hedge accounting is applied. The equity reserve is then adjusted with the applicable tax rate to reflect an after tax balance and the corresponding debit results in the deferred tax asset. The fair value adjustments on the exchange rates taken to the income statement also give rise to deferred tax. If the Rand/US Dollar exchange rate strengthens from its current level it will result in a credit to the deferred tax balance and a debit to the income statement. The weakening of the Rand/US Dollar exchange rate will result in a debit to the deferred tax balance and a credit to the income statement as the current tax deduction are at the original rate that ruled at the time of entering into the structure. The deferred tax balance will change in relation to any fair value change in the derivative structure.

Definitions

- Cash flow equity reserve – the equity reserve created as a result of the fair value attributable to US Dollar gold price fluctuations to the Derivative asset and Derivative liability.
- Derivative asset – the fair value of the open hedge positions at a point in time relating to put and call options bought. The fair value is calculated taking the US Dollar gold price fluctuations and the changes in the Rand/US Dollar exchange rates into account.

- Derivative liability – the fair value of the open hedge positions at a point in time relating to call options sold. The fair value is calculated taking the US Dollar gold price fluctuations and the changes in the Rand/US Dollar exchange rates into account.
- Option premium payable – the US Dollar liability relating to the future payment of the premiums in respect of put and call options bought, stated at the present value of future repayments. The US Dollar liability is translated at the period end exchange rate to reflect the Rand liability.

An adjustment is also made to reflect the current present value of future payments at each period end.

AC133

The AC133 recurring accounting entries can be summarised as follows:

- fair value adjustment to derivative asset, derivative liability and cash flow equity reserve attributable to US Dollar gold price fluctuations;
- fair value adjustment to derivative asset, derivative liability and income statement attributable to changes in the Rand/US Dollar exchange rates;
- release of cash flow equity reserve to the Income statement on option maturity;
- revaluation of option premium payable to its present value at period end exchange rate;
- actual payment of option premiums payable

Fair value of derivative structure as at 31 December 2004

Derivative asset

Put options bought	R26,4 million
Call options bought	R676,2 million
	R702,6 million

Derivative liabilities

Lower sold call options	R1 564,9 million
Upper sold call options	R436,4 million
2005 residual sold call options	R15,4 million
	R2 016,7 million
Net derivative liability	R1 314,1 million

The fair value of the call options bought equates approximately to the fair value of the derivative liabilities until 2008. WAL is considering the possibility of using this value match to put the Company into a position of having no hedge obligations for the next three years allowing the build-up of production at South Deep to be funded from predominantly operational cash flows. The consequence of this decision will not increase the volume of future production committed to hedging, but rather rebalance it to reflect the anticipated future production from South Deep. At the future anticipated attributable annual production rate of approximately 400 000 ounces, this would represent a hedge percentage of about 50% for the period 2008 to June 2014.

The opportunity would exist to further restructure the hedge obligations of the Company depending on the prevailing gold price in future, both in US Dollar and Rand terms. It is an area that is continuously being monitored and assessed by the board, in terms of the risk management policy of the Company.

It is the intention of the Company to correct the bias created by valuing the derivative instruments of the Company to market values, without concurrently adjusting for the change in the value of the Company's mining assets during the coming year. Based on a new South Deep Life of Mine Plan, the same market metrics as used for the AC133 fair value calculation will be used to value the Company's mining assets.

WAL'S ATTRIBUTABLE CASH FLOWS

WAL HEDGE STRUCTURE

	Inputs	4th Qrt 05	1st Qrt 06	2nd Qrt 06	3rd Qrt 06	4 Qrt 06	3 Year	4 Year	5 Year	6 Year	7 Year	8 Year	9 Year	10 Year	11 Year	12 Year	13 Year	14 Year	15 Year	Total/ Average
		Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10	Dec 11	Dec 12	Dec 13	Dec 14	Dec 15	Dec 16	Dec 17	Dec 18	Dec 19	(2005-2019)
SA CPI	3.50%	1.0000	1.0173	1.0173	1.0173	1.0173	1.0529	1.0897	1.1280	1.1674	1.2083	1.2506	1.2945	1.3398	1.3867	1.4352	1.4856	1.5376	1.5914	**1.2243**
US CPI	2.00%	1.0000	1.0099	1.0099	1.0099	1.0099	1.0301	1.0507	1.0718	1.0932	1.1151	1.1374	1.1602	1.1834	1.2070	1.2312	1.2559	1.2810	1.3066	**1.1202**
Gold price	450.00	450.00	454.46	454.46	454.46	454.46	463.55	472.82	482.31	491.94	501.80	511.83	522.09	532.53	543.15	554.04	565.16	576.45	587.97	**504.08**
Exchange rate	650.00	6.5000	6.5476	6.5476	6.5476	6.5476	6.6439	6.7413	6.8408	6.9412	7.0433	7.1469	7.2524	7.3591	7.4677	7.5770	7.6888	7.8020	7.9168	**7.0618**
Gold price	R/kg	94 041	95 668	95 668	95 668	95 668	99 016	102 476	106 078	109 783	113 629	117 607	121 736	125 996	130 406	134 967	139 707	144 597	149 657	**121 530**
Hedges																				
Sold calls																				
Quantity		41 391	39 330	39 330	39 330	39 330	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	–	–	–	–	–	**1 393 143**
Strike price		278.70	288.70	288.70	288.70	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	–	–	–	–	–	**302.76**
Sold calls																				
Quantity		16 557	15 732	15 732	15 732	15 732	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	–	–	–	–	–	**557 253**
Strike price		318.70	333.70	333.70	333.70	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	–	–	–	–	–	**387.72**
Sold calls																				
Quantity		–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	**–**
Strike price		–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	**–**
Bought calls																				
Quantity		22 350	21 237	21 237	21 237	21 237	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	–	–	–	–	–	**752 298**
Strike price		298.70	308.70	308.70	308.70	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	–	–	–	–	–	**359.42**
Bought puts																				
Quantity		53 808	51 129	51 129	51 129	51 129	205 572	214 224	209 436	213 960	200 436	205.920	205 056	98 166	–	–	–	–	–	**1 811 094**
Strike price		278.20	288.20	288.20	288.20	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	–	–	–	–	–	**302.26**
% hedged	%	22.39	16.33	16.33	16.33	16.33	14.41	13.77	11.67	10.92	10.20	11.54	10.46	5.26	0.00	0.00	0.00	0.00	0.00	**11.41**
Average gold price achieved	$/oz	394.24	380.26	380.26	380.26	380.26	396.77	407.72	426.02	438.20	450.63	452.75	467.46	504.54	543.15	554.04	565.16	576.45	587.97	**484.84**
Nominal gold price	94 041	94 041	95 668	95 668	95 668	95 668	99 016	102 476	106 078	109 783	113 629	117 607	121 736	125 996	130 406	134 967	139 707	144 597	149 657	**121 530**
Real gold price	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	94 041	**94 041**

WAL OPERATING COSTS

Operating statistics		4th Qrt 05	1st Qrt 06	2nd Qrt 06	3rd Qrt 06	4 Qrt 06	3 Year	4 Year	5 Year	6 Year	7 Year	8 Year	9 Year	10 Year	11 Year	12 Year	13 Year	14 Year	15 Year	Total/ Average
		Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10	Dec 11	Dec 12	Dec 13	Dec 14	Dec 15	Dec 16	Dec 17	Dec 18	Dec 19	(2005-2019)
Tonnes mined		248 786	285 537	285 537	285 537	285 537	1 361 490	1 530 333	1 805 747	1 980 545	1 982 000	1 980 093	1 977 162	1 977 339	1 977 820	1 976 863	1 976 527	1 974 431	1 979 754	**25 871 038**
Tonnes milled		248 786	285 537	285 537	285 537	285 537	1 361 490	1 530 333	1 805 747	1 980 545	1 982 000	1 980 093	1 977 162	1 977 339	1 977 820	1 976 863	1 976 527	1 974 431	1 979 754	**25 871 038**
In situ grade	(g/t)	7.53	8.06	8.06	8.06	8.06	8.10	8.10	8.02	7.72	7.61	7.48	8.11	7.63	7.55	7.47	7.33	6.97	6.68	**7.59**
Metallurgical recovery	%	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	97.00	**97.00**
Yield	(g/t)	7.30	7.82	7.82	7.82	7.82	7.86	7.85	7.78	7.48	7.39	7.26	7.87	7.40	7.32	7.25	7.11	6.76	6.48	**7.37**
Gold production	(ozs)	58 385	71 745	71 745	71 745	71 745	344 013	386 416	451 871	476 523	470 600	461 921	500 130	470 308	465 601	460 770	451 612	429 221	412 630	**6 126 983**
No. of employees		4 354	4 542	4 542	4 542	4 542	4 835	4 539	4 688	4 872	5 101	4 845	4 171	3 981	4 012	3 465	3 240	3 841	4 286	**4 355**
Real operating costs	R/tonne	542.13	501.75	501.75	501.75	501.75	452.87	428.62	405.38	399.93	395.64	393.93	391.95	389.94	387.94	385.93	381.93	379.92	376.91	**428.89**
Real capital expenditure	(R000's)	15 810	73 606	73 606	73 606	73 606	239 302	164 424	128 505	70 900	67 092	92 062	55 178	46 416	55 025	52 985	47 150	55 458	43 118	**1 427 850**
Real corporate costs	(R000's)	4 050	4 050	4 050	4 050	4 050	16 200	16 200	16 200	16 200	16 200	16 200	16 200	16 200	16 200	16 200	16 200	16 200	16 200	**230 850**

WAL NOMINAL CASH FLOW

Nominal Cash Flow		4th Qrt 05	1st Qrt 06	2nd Qrt 06	3rd Qrt 06	4 Qrt 06	3 Year	4 Year	5 Year	6 Year	7 Year	8 Year	9 Year	10 Year	11 Year	12 Year	13 Year	14 Year	15 Year	Total/ Average
		Dec 05	**Mar 06**	**Jun 06**	**Sep 06**	**Dec 06**	**Dec 07**	**Dec 08**	**Dec 09**	**Dec 10**	**Dec 11**	**Dec 12**	**Dec 13**	**Dec 14**	**Dec 15**	**Dec 16**	**Dec 17**	**Dec 18**	**Dec 19**	**(2005-2019)**
Spot gold revenue	(R000's)	170 776	213 485	213 485	213 485	213 485	1 059 468	1 231 651	1 490 905	1 627 157	1 663 231	1 689 710	1 893 700	1 843 098	1 888 523	1 934 293	1 962 427	1 930 413	1 920 730	**23 160 024**
Hedge cash flows		(38 237)	(34 856)	(34 856)	(34 856)	(34 856)	(152 622)	(169 564)	(174 014)	(177 740)	(169 574)	(195 047)	(198 151)	(96 860)	–	–	–	-	-	**(1 511 234)**
First charge		11 257	3 683	3 683	3 683	3 683	18 276	21 246	25 718	28 068	28 691	29 147	32 666	31 793	32 577	33 367	33 852	33 300	33 133	**407 821**
Cash operating costs		(134 875)	(145 745)	(145 745)	(145 745)	(145 745)	(649 199)	(714 762)	(825 708)	(924 674)	(947 498)	(975 482)	(1 003 182)	(1 033 035)	(1 063 967)	(1 094 969)	(1 121 477)	(1 153 391)	(1 187 486)	**(13 412 686)**
Corporate costs		(4 050)	(4 120)	(4 120)	(4 120)	(4 120)	(17 057)	(17 653)	(18 274)	(18 912)	(19 574)	(20 260)	(20 971)	(21 705)	(22 465)	(23 250)	(24 067)	(24 909)	(25 781)	**(295 407)**
Non-cash operating costs		(93 157)	(12 234)	(12 234)	(12 234)	(12 234)	(165 662)	(160 964)	(169 995)	(180 273)	(175 580)	(159 065)	(164 673)	(162 505)	(165 269)	(175 285)	(172 113)	(167 602)	(160 273)	**(2 321 354)**
Operating profit		(88 286)	20 212	20 212	20 212	20 212	93 204	189 954	328 632	353 626	379 695	369 004	539 389	560 787	669 399	674 155	678 622	617 811	580 323	**6 027 164**
Cash taxation		–	–	–	–	–	–	–	–	–	–	(52 017)	(242 077)	(256 027)	(298 772)	(304 507)	(307 155)	(271 629)	(259 173)	**(1 991 358)**
Net income		(88 296)	20 212	20 212	20 212	20 212	93 204	189 954	328 632	353 626	379 695	316 987	297 312	304 760	370 627	369 648	371 467	346 182	321 150	**4 035 805**
Tax calc. X factor (45-225/X)		–	–	–	–	–	–	29	36	37	37	36	38	39	39	39	39	39	39	**38**
Assessed loss carried forward		152 929	120 483	88 036	55 590	23 143	–	–	–	–	–	–	–	–	–	–	–	–	–	**–**
Capital expenditure		15 810	74 879	74 879	74 879	74 879	251 962	179 172	144 954	82 769	81 067	115 133	71 728	62 189	76 303	76 043	70 046	85 272	68 618	**1 680 284**
Unredeemed capex		1 555 540	1 597 972	1 640 405	1 682 837	1 725 270	1 718 365	1 546 620	1 192 947	741 817	267 609	–	–	–	–	–	–	–	–	**–**
Repayment of deferred premium		(32 500)	(36 830)	(36 830)	(36 830)	(36 830)	(166 097)	(168 532)	(171 021)	(173 530)	(176 082)	(178 673)	(181 310)	(183 976)	–	–	–	–	–	**(1 579 042)**
Operational cash flow (excl. capex)		35 901	67 740	67 740	67 740	67 740	410 269	516 889	665 197	702 483	715 733	714 228	890 518	810 063	824 556	839 324	840 950	777 022	733 244	**9 747 337**
Operational cash flow (incl. capex)		20 091	(7 139)	(7 139)	(7 139)	(7 139)	158 307	337 717	520 243	619 713	634 666	599 095	819 090	747 875	748 253	763 280	770 903	691 750	664 626	**8 067 053**
Nominal cash flow		(43 440)	(79 263)	(79 263)	(79 263)	(79 263)	(159 192)	3 214	182 652	277 601	298 126	234 264	451 324	477 127	758 365	773 397	780 689	700 140	671 977	**5 089 192**
Cumulative nominal cash flow		225 560	146 297	67 034	(12 229)	(91 492)	(250 684)	(247 470)	(64 818)	212 783	510 909	745 173	1 196 497	1 673 624	2 431 989	3 205 385	3 986 074	4 686 214	5 358 192	**5 358 192**
Cash operating costs	R/kg	74 271	65 312	65 312	65 312	65 312	60 673	59 470	58 749	62 387	64 732	67 896	64 489	70 619	73 469	76 403	79 839	86 394	92 525	**70 382**
Mining cash operating margin	%	21.02	31.73	31.73	31.73	31.73	38.72	41.97	44.62	43.17	43.03	42.27	47.03	43.95	43.66	43.39	42.85	40.25	38.18	**42.09**

For the use by certificated shareholders only

FORM OF INSTRUCTION IN RESPECT OF A LETTER OF ALLOCATION

Important: If you are in any doubt as to what action to take in relation to this form of instruction, please consult your CSDP, broker, banker, attorney, accountant or other professional adviser immediately,

This form of instruction in respect of a letter of allocation should be read together with the circular to WAL shareholders dated 28 November 2005. Words and expressions defined in the circular shall have the same meanings in this form of instruction. The rights to WAL shares are negotiable and may be traded on JSE. WAL has issued all rights to WAL shares in dematerialised form. The electronic record for certificated shareholders is being maintained by Computershare Nominees (Proprietary) Limited, a wholly-owned subsidiary of Computershare Limited.

Should you wish to take up or sell or renounce all or part of your rights to the WAL shares to which you are entitled in terms of the issue, you MUST complete this form of instruction and return it to the transfer secretaries at the address set out at the foot of this page. Each alteration must be signed in full and must not merely be initialed.

A FORM OF INSTRUCTION IN RESPECT OF A LETTER OF ALLOCATION RELATING TO THE RENOUNCEABLE RIGHTS TO WAL SHARES WITH A PAR VALUE OF 100 CENTS EACH IN THE ISSUED SHARE CAPITAL OF WAL.

Neither the new shares nor the subscription rights related thereto have been, or will be, registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, or with the Canadian Provincial Securities Commission, or with the Australian Securities Commission under the Australian Corporation Laws, as amended, or under the Public Offers of Securities Regulations 1995 of the United Kingdom. The new shares and subscription rights related thereto may not be offered, sold, accepted, exercised, pledged or otherwise transferred in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The new shares and subscription rights related thereto are being offered outside the United States only in "off-shore transactions" as defined in, and in accordance with, Regulation S.

Each subscriber for new shares, and any person acquiring and/or exercising subscription rights related thereto hereby represents, warrants and acknowledges that he resides outside of the United States (as defined in Regulation S), the Dominion of Canada, the Commonwealth of Australia and the United Kingdom, that he is physically located outside of the United States (as defined in Regulation S), the Dominion of Canada, the Commonwealth of Australia and the United Kingdom at the time he exercises his subscription rights, that he is not acting on behalf of a "US Person" (as defined in Regulation S) and that he is subscribing for or acquiring new shares and/or acquiring and/or exercising subscription rights in an "offshore transaction" as defined in, and in accordance with, Regulation S.

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL" or "the Company")

Directors: JC Lamprecht (Financial), VG Bray#, JR Dixon*, AA McGregor#, ME Mkwanazi*
* Non-executive # Independent non-executive

Form of instruction in respect of a letter of allocation

Name and address of WAL shareholder	Serial number
(1)	Enquiries in connection with this form of instruction should be made to WAL's transfer secretaries quoting the serial number below:

Account number	Number of WAL shares registered in your name at the close of business on 25 November 2005	Number of WAL shares to which you are entitled	Amount payable for maximum number of shares at R18 per share
	(2)	(3)	R (4)

Acceptance of rights in terms of paragraph 3 of this form of instruction. This portion to be completed by the applicant	Number of shares subscribed for	Amount payable for maximum number of shares at R18 per share
	(5)	R (6)

Application for additional new ordinary shares (see paragraph 6)	Number of additional shares applied for	Amount due at R18 per share
	(7)	(8)

Please note the same or lessor number of shares as the number mentioned in block (3) may be accepted. Shareholders are entitled to subscribe for new shares exceeding the number of shares mentioned in block (3) by completing blocks (7) and (8) above.	Amount of cheque/banker draft
	(9)

Applicant's telephone number (office hours) Signature

Salient Dates and Times	2005
Last day to trade in WAL shares in order to qualify to participate in the rights offer	Friday, 18 November
WAL shares trade ex the rights offer entitlement from commencement of trade on	Monday, 21 November
Listing and trading of letters of allocation on JSE from commencement of trade on	Monday, 21 November
Record date for shareholders to participate in the rights offer on	Friday, 25 November
Circular posted and form of instruction issued to certificated shareholders on	Monday, 28 November
Rights offer opens at 09:00 on	**Monday, 28 November**
Last day for trading in letters of allocation on JSE	Thursday, 8 December
Listing and trading of rights offer shares on JSE at 09:00 on	Friday, 9 December
Rights offer closes at 12:00 on	**Thursday, 15 December**
Forms of instruction and cheques in respect of certificated shareholders to be lodged by 12:00 on (see note 5)	Thursday, 15 December
Record date for letters of allocation on	Thursday, 15 December
Entitlement in respect of the rights offer available on	Monday, 19 December
Rights offer shares issued and posted to certificated shareholders on or about	Monday, 19 December
Accounts of dematerialised shareholders updated and credited at their CSDP or broker on	Monday, 19 December
Results of the rights offer and basis of allocation of excess applications published on SENS	Monday, 19 December
Results of the rights offer and basis of allocation of excess applications published in the press	Tuesday, 20 December
Share certificates in respect of excess shares allocated posted to certificated shareholders	Tuesday, 20 December
Accounts of dematerialised shareholders updated in respect of excess shares allocated at their CSDP or broker on	Tuesday, 20 December

Notes

1) The definitions commencing on page 8 of the circular apply, *mutatis mutandis,* to this information on salient dates and times in respect of the rights offer.
2) All times indicated are South African times.
3) Share certificates in respect of WAL shares may not be dematerialised or rematerialised between Monday, 21 November 2005, and Friday, 25 November 2005, both days inclusive.
4) CSDPs effect delivery on a "delivery against payment method", in respect of holders of dematerialised WAL shares.
5) If you are a dematerialised shareholder of WAL shares, you are required to notify your duly appointed CSDP or broker of your acceptance of the rights offer in the manner and time stipulated in the custody agreement.
6) Dematerialised shareholders will have their safe custody accounts at their CSDP or broker credited with their entitlement on Monday, 28 November 2005. Certificated shareholders will have their entitlements created in electronic form and held at Computershare on Monday, 28 November 2005.

Dear Sir/Madam

1. Rights issue

WAL hereby offers, upon the terms and conditions stated in the circular dated 28 November 2005, which shall, if in conflict with the information set out below, take precedence, to the holder(s) of the number of shares in Block (2), recorded in the register at the close of business on Friday, 25 November 2005 ("the record date"), rights to subscribe for the number of new ordinary shares set out in Block (3).

The subscription price is R18 per new share, payable in Rands.

2. ALLOCATION

The number of shares stated in Block (2) of this renounceable letter of allocation has been provisionally allocated for issue to the addressee whose name is stated in Block (1).

3. ISSUE OF UNITS TO ADDRESSEE

If the addressee wishes to have shares issued into its name, then Blocks (5) and (6) should be completed and signed by the addressee.

All completed forms should be delivered to the issuer's transfer secretaries.

4. PAYMENT

A cheque (crossed "not transferable" and with the words "or bearer" deleted) or a banker's draft (drawn on a registered bank) payable to "WAL – rights offer 2005" for the amounts payable, in Rands, together with a properly completed form of instruction, must be lodged by certificated shareholders with the South African transfer secretaries as follows:

delivered to:

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor

posted to:

Computershare Investor Services 2004
(Proprietary) Limited
PO Box 61763

Shareholders on the United Kingdom register, with the exception of those with registered addresses in the United Kingdom, the United States of America, Canada and Australia, may deliver or post the completed form of instruction and their cheque or banker's draft, in accordance with the provisions above, to the United Kingdom registrars, as follows:

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

so as to reach the United Kingdom registrars by no later than 12:00 on Thursday, 15 December 2005.

Please note that the South African transfer secretaries and the United Kingdom registrars will effect delivery of share certificates against payment and should a cheque or banker's draft not accompany the form of instruction, the application will be treated as invalid.

5. RENUNCIATION OR SALE

If the shareholder whose name appears in Block (1) wishes to sell or renounce part or all of his rights, then:

5.1.1 that shareholder must complete Form A or Form B (whichever is applicable) of this form of instruction. This must be sent to Computershare in accordance with the instructions contained therein, to be received by no later than 12:00 Thursday, 8 December 2005, if you wish to sell or renounce. Computershare will endeavour to procure the sale of the rights on JSE on behalf of such certificated shareholders and will remit the proceeds in accordance with the payment instructions reflected in the form of instruction, net of brokerage charges and associated expenses. Computershare will not have any obligation, or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such entitlements; and

5.1.2 for issue of the shares to a renouncee, Forms B and C should be signed by the addressee and the renouncee's name and address details should be inserted on Form C.

5.1.3 if you wish to dispose of your rights to WAL shares allocated to you, you should complete and sign Form B (form of renunciation) and complete the particulars of the person/s intended as renouncee/s on Form C and the letter of allotment may be negotiated.

5.1.4 surrender of this letter of allotment to the transfer secretaries with the form of renunciation purporting to have been signed by the person(s) in whose name(s) it was issued, shall be conclusive evidence of the title of the party or parties surrendering it to deal with same and to receive definitive certificates (if applicable) and the issuer shall be under no obligation to ascertain that this letter of allotment has been properly signed by the person competent/authorised to do so.

5.1.5 the transfer secretaries will not have any obligation, or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such entitlements.

SIGNED BY JC LAMPRECHT FOR AND ON BEHALF OF ALL THE DIRECTORS OF WESTERN AREAS LIMITED IN TERMS OF THE POWERS OF ATTORNEY GRANTED TO HIM BY SUCH DIRECTORS AT JOHANNESBURG ON 22 NOVEMBER 2005.

GENERAL INSTRUCTIONS AND NOTES:

1. POWERS OF ATTORNEY

If this form of instruction is signed under a power of attorney, then that power of attorney must be sent to the transfer secretaries of WAL for registration, unless it has already been registered by them.

2. DECEASED ESTATES AND TRUSTS

WAL shares will not be allocated in the name of a deceased estate or trust or a person under contractual disability.

Therefore, when the rights entitlement to WAL shares has accrued to a deceased person, an estate or a trust, the executor or trustee, parent/guardian or curator (as the case may be) must complete Form B of this form of instruction in his representative capacity (which authority must be lodged with the transfer secretaries) and Form C forming part of this form of instruction, must be completed by the person in whose name the WAL shares are to be allocated without any reference to the estate, the trust or the beneficial owner. Letters of Executorship (if not previously registered) should be submitted to the transfer secretaries for record purposes.

3. JOINT HOLDERS

All joint holders must sign where applicable.

4. SHARE CERTIFICATES

WAL uses the "certified transfer deeds and other temporary documents of title" procedure approved by JSE and, therefore will issue only one "block" share certificate, unless the addressee or renouncee has appointed a CSDP, in which case a share certificate or certified transfer deed will be issued.

If this letter is presented by:

- The addressee, then the certificate in question will be posted to that addressee's address; and
- A renouncee, then the certificate in question will be posted to the address given by the renouncee in Form C.

Certificates (if applicable) will be posted by registered mail at the risk of the person/s entitled thereto.

FORM A: INSTRUCTION TO SELL

(to be signed by the WAL shareholder if the rights entitlements to shares are to be sold)

To the directors,

WESTERN AREAS LIMITED

I/We hereby instruct Computershare to pay the proceeds, if any, of the sale of the rights allocated to me/us in terms of this form of instruction (less R61,80 plus taxes and STRATE costs).

Signed ______________________

Date ______________________

Payment Instructions:

Please tick appropriate box

☐ 1. By cheque, which should be posted at my/our own risk to the following address:

____

____

____

☐ 2. By electronic funds transfer to the following bank account:

Name of bank: ______________________

Account number: ______________________

Branch code: ______________________

____

☐ 3. To a charitable organisation to be selected by WAL.

PLEASE NOTE THAT IF THE ABOVE INFORMATION IS NOT COMPLETED OR IF CONFLICTING INSTRUCTIONS ARE GIVEN, A CHEQUE IN PAYMENT OF THE AMOUNT DUE WILL BE SENT TO THE ADDRESS RECORDED IN WAL'S REGISTER.

Stamp and endorsement of Selling broker (if any)

FORM B: FORM OF RENUNCIATION

(To be signed by the WAL shareholder named in Block (1) if the entitlement to the right to new ordinary shares is renounced.)

If all entitlements to rights to shares are not being renounced, please specify in this block how many rights shares are being renounced. ☐

To the directors,

WESTERN AREAS LIMITED

I/We hereby renounce the amount of shares specified in the above block and if no amount is specified, all my/our rights allocated to me/us in terms of this form as stipulated in Block (3), in favour of the person completing Form C to subscribe for the shares.

Signed ______________________ Date ______________________

Stamp and endorsement of Selling broker (if any)

FORM C: REGISTRATION APPLICATION FORM

(To be completed by the renouncee to whom the shares are to be allotted.)
This form will not be negotiable once this form is completed

To the directors,

WESTERN AREAS LIMITED

I/We

(a) authorise you to procure the allotment and issue of the amount of shares specified in Form B above, or if no amount is specified, the number of shares stipulated in block (3) in this form of instruction in my/our own name(s); and

(b) authorise WAL to place my/our name(s) on the register of shareholders.

USE BLOCK LETTERS

Mr/Mrs/Miss ______________________

First names in full ______________________

Postal address ______________________

Telephone number (office hours) (   ) ______________________

Stamp and endorsement of Selling broker (if any)

FORM D: POSTAL INSTRUCTIONS

WAL share certificate(s) should be forwarded at my/our risk, to the following address:

(BLOCK LETTERS)

____

____

Postal code ______________________

(If no specific instructions are given here, the WAL share certificate will be forwarded to the address shown on page 1.)

Signed ______________________ **Date** ______________________

WAL REAL CASH FLOW (ZAR AND US$)

Real Cash Flow		4th Qrt 05	1st Qrt 06	2nd Qrt 06	3rd Qrt 06	4 Qrt 06	3 Year	4 Year	5 Year	6 Year	7 Year	8 Year	9 Year	10 Year	11 Year	12 Year	13 Year	14 Year	15 Year	Total/ Average
		Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10	Dec 11	Dec 12	Dec 13	Dec 14	Dec 15	Dec 16	Dec 17	Dec 18	Dec 19	(2005-2019)
Spot gold revenue	(R000's)	170 776	209 855	209 855	209 855	209 855	1 006 238	1 130 266	1 321 724	1 393 830	1 376 505	1 351 119	1 426 881	1 375 652	1 361 883	1 347 752	1 320 966	1 255 472	1 206 944	**17 921 427**
Hedge cash flows		(38 237)	(34 263)	(34 263)	(34 263)	(34 263)	(144 954)	(155 606)	(154 268)	(152 253)	(140 341)	(155 962)	(153 072)	(72 295)	–	–	–	–	–	**(1 304 041)**
First charge		11 257	3 620	3 620	3 620	3 620	17 358	19 497	22 800	24 044	23 745	23 307	25 235	23 730	23 492	23 249	22 787	21 657	20 820	**317 455**
Cash operating costs		(134 875)	(143 267)	(143 267)	(143 267)	(143 267)	(616 581)	(655 926)	(732 011)	(792 080)	(784 158)	(780 011)	(774 957)	(771 037)	(767 266)	(762 938)	(754 898)	(750 124)	(746 190)	**(10 396 119)**
Corporate costs		(4 050)	(4 050)	(4 050)	(4 050)	(4 050)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	(16 200)	**(230 850)**
Non-cash operating costs		(93 157)	(12 114)	(12 114)	(12 114)	(12 114)	(160 822)	(153 197)	(158 607)	(164 904)	(157 457)	(139 850)	(141 935)	(137 320)	(136 926)	(142 370)	(137 043)	(130 837)	(122 664)	**(2 025 545)**
Operating profit		(88 286)	19 780	19 780	19 780	19 780	85 038	168 835	283 438	292 436	302 094	282 403	401 952	402 530	464 984	449 492	435 611	379 967	342 710	**4 282 327**
Cash taxation		–	–	–	–	–	–	–	–	–	–	(41 594)	(187 004)	(191 093)	(215 456)	(212 170)	(206 755)	(176 658)	(162 859)	**(1 393 589)**
Net income		(88 286)	19 780	19 780	19 780	19 780	85 038	168 835	283 438	292 436	302 094	240 809	214 948	211 437	249 528	237 322	228 856	203 310	179 851	**2 888 738**
Capital expenditure		15 810	73 606	73 606	73 606	73 606	239 302	164 424	128 505	70 900	67 092	92 062	55 178	46 416	55 025	52 985	47 150	55 458	43 118	**1 427 850**
Repayment of deferred premium		(32 500)	(36 204)	(36 204)	(36 204)	(36 204)	(157 752)	(154 659)	(151 614)	(148 646)	(145 727)	(142 870)	(140 062)	(137 316)	–	–	–	–	–	**(1 355 962)**
Operational cash flow (excl. capex)		35 901	66 588	66 588	66 588	66 588	389 656	474 341	589 713	601 750	592 347	571 108	687 924	604 615	594 617	584 813	566 067	505 347	460 754	**7 525 308**
Operational cash flow (incl. capex)		20 091	(7 018)	(7 018)	(7 018)	(7 081)	150 354	309 917	461 208	530 849	525 255	479 046	632 746	588 199	539 592	531 829	518 917	449 889	417 636	**6 097 458**
Real cash flow		(43 440)	(77 915)	(77 915)	(77 915)	(77 915)	(151 194)	2 949	161 926	237 794	246 732	187 321	348 647	356 118	546 885	538 877	525 504	455 346	422 256	**3 524 061**
Cash operating costs	R/kg	74 271	64 201	64 201	64 201	64 201	57 624	54 575	52 083	53 441	53 573	54 290	49 818	52 709	52 981	53 235	53 742	56 188	58 140	**54 553**
Mining cash operating margin	%	21.02	31.73	31.73	31.73	31.73	38.72	41.97	44.62	43.17	43.03	42.27	47.03	43.95	43.66	43.39	42.85	40.25	38.18	**41.99**
Real Cash Flows																				
Spot gold revenue	($000's)	26 273	32 285	32 285	32 285	32 285	154 806	173 887	203 342	214 435	211 770	207 865	225 059	211 639	209 520	207 346	203 226	193 149	185 684	**2 757 143**
Hedge cash flows		(5 883)	(5 271)	(5 271)	(5 271)	(5 271)	(22 301)	(23 939)	(23 734)	(23 423)	(21 591)	(23 994)	(23 549)	(11 122)	–	–	–	–	–	**(200 622)**
First charge		1 732	557	557	557	557	2 670	3 000	3 508	3 699	3 653	3 586	3 882	3 651	3 614	3 577	3 506	3 332	3 203	**48 839**
Cash operating costs		(20 750)	(22 041)	(22 041)	(22 041)	(22 041)	(94 859)	(100 912)	(112 617)	(121 858)	(120 640)	(120 002)	(119 224)	(118 621)	(118 041)	(117 375)	(116 138)	(115 404)	(114 798)	**(1 599 403)**
Corporate costs		(623)	(623)	(623)	(623)	(623)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	(2 492)	**(35 515)**
Non-cash operating costs		(14 332)	(1 864)	(1 864)	(1 864)	(1 864)	(24 742)	(23 569)	(24 401)	(25 370)	(24 224)	(21 515)	(21 836)	(21 126)	(21 065)	(21 903)	(21 084)	(20 129)	(18 871)	**(311 622)**
Operating profit		(13 583)	3 043	3 043	3 043	3 043	13 083	25 975	43 606	44 990	46 476	43 447	61 839	61 928	71 536	69 153	67 017	58 457	52 725	**658 820**
Cash taxation		–	–	–	–	–	–	–	–	–	–	(6 399)	(28 770)	(29 399)	(33 147)	(32 642)	(31 808)	(27 178)	(25 055)	**(214 398)**
Net income		(13 583)	3 043	3 043	3 043	3 043	13 083	25 975	43 606	44 990	46 476	37 048	33 069	32 529	38 389	36 511	35 209	31 278	27 669	**444 421**
Capital expenditure		2 432	11 324	11 324	11 324	11 324	36 816	25 296	19 770	10 908	10 322	14 163	8 489	7 141	8 465	8 151	7 254	8 532	6 634	**219 669**
Repayment of deferred premium		(5 000)	(5 570)	(5 570)	(5 570)	(5 570)	(24 269)	(23 794)	(23 325)	(22 869)	(22 420)	(21 980)	(21 548)	(21 126)	–	–	–	–	–	**(208 610)**
Operational cash flow (excl. capex)		5 523	10 244	10 244	10 244	10 244	59 947	72 976	90 725	92 577	91 130	87 863	105 835	93 018	91 480	89 971	87 087	77 746	70 885	**1 157 740**
Operational cash flow (incl. capex)		3 091	(1 080)	(1 080)	(1 080)	(1 080)	23 131	47 680	70 955	81 669	80 809	73 699	97 346	85 877	83 014	81 820	79 883	69 214	64 252	**938 071**
Real cash flow		(6 683)	(11 987)	(11 987)	(11 987)	(11 987)	(23 261)	454	24 912	36 584	37 959	28 819	53 638	54 787	84 136	82 904	80 847	70 053	64 962	**542 163**
Cash operating costs	$/oz	355.40	307.21	307.21	307.21	307.21	275.74	261.15	249.22	255.72	256.35	259.79	238.38	252.22	253.52	254.74	257.16	268.87	278.21	**261.04**
Mining cash operating margin	%	21.02	31.73	31.73	31.73	31.73	38.72	41.97	44.62	43.17	43.03	42.27	47.03	43.95	43.66	43.39	42.85	40.25	38.18	**41.99**

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

WESTERN AREAS LIMITED - Media Statement
17 November 2005

Gill Marcus appointed chairperson of Western Areas

Professor Gill Marcus has been appointed executive chairperson and Dave Nurek a non-executive director of Western Areas Limited.

Western Areas also announced today that non-executive directors, Mr Vaughn Bray and Mr Mafika Mkwanazi, would be retiring from the board at the end of December 2005.

Other current board members are Chief Financial Officer, Chris Lamprecht, and non-executive directors, Sandy McGregor and Roger Dixon.

Marcus said she had accepted the appointment after "long and hard deliberation. Western Areas has been through challenging times. I have conducted my own review and am confident that the company has enormous potential.

"The immediate priorities for the new board include setting the strategic direction for the South Deep mine in consultation with our joint venture partners, the restructuring of the hedge book, securing our mineral rights position and consideration of empowerment opportunities."

"The upcoming R640 million rights offer, to be completed by the end of December, will provide sufficient capital for the development and improved returns at the South Deep mine over the next two years."

Marcus said she was totally committed to resolving these challenges. She was looking forward to building Western Areas' reputation and standing as an "independent listed South African gold mining company".

Marcus said she would also be joining the Placer Dome Western Areas Joint Venture Board.

"The JV controls the affairs of the South Deep mine, which is Western Areas' primary asset. It is imperative that shareholders see a continued improvement in

both production and cost reduction, as well as effective control of future capital expenditure. I also want to build the relationship with the JV partner."

The board has decided not to appoint a CEO at this juncture. Further board appointments will be announced in due course.

Statement issued on behalf of Western Areas Limited by Brian Gibson Issue Management (Contact Brian Gibson on 011 880 1510 or 083 253 5988)

About Gill Marcus

- Gill Marcus was born in Johannesburg, 1949
- B.Com (Unisa)
- Member ANC National Executive Committee 1991 - 1999
- Member of Parliament 1994 - 1999
- Chairperson: Joint Standing Committee on Finance, National Assembly 1994-1996
- Deputy Minister of Finance 1996 - 1999
- Deputy Governor of the South African Reserve Bank 1999 - 2004
- Chairperson during 1999 - 2003/4 of Financial Markets Advisory Board,
- Standing Committee for the Revision of the Banks Act, Financial Services Board and the Policy Board for Financial Regulation
- Professor Policy, Leadership and Gender Studies, Gordon Institute of Business Science - 2004 to date
- Board Member, Bidvest
- Board Member, International Marketing Council
- Member, Advisory Board of the Auditor General.
- Patron, Pretoria Sungardens Hospice

About Dave Nurek

- David Nurek (55) is a qualified attorney.
- Educated at Cape Town High School and graduated from the University of Cape Town.
- Previously a partner and director of attorneys Sonnenberg Hoffmann & Galombik, having been with the firm from 1969 to 2000.
- Currently an executive with Investec Bank Limited where he is regional chairman of Investec's various businesses in the Western Cape and Global Head of Legal Risk.
- Non-executive chairman of Randgold & Exploration Company Limited and JCI Limited.

About Western Areas Limited

Western Areas is focused on investment in the African gold mining industry. The Company's principal asset is its 50% interest in the South Deep Joint Venture. South Deep is a joint venture between Western Areas and Placer Dome SA (Pty) Ltd, a subsidiary of Placer Dome Inc.

About the PDWA JV

The Placer Dome Western Areas Joint Venture (PDWA JV) was established on 31 March 1999. It is jointly controlled by Western Areas and Placer Dome SA. The PDWA JV is administered and governed by a PDWA JV board in terms of a joint venture agreement (JVA).

Western Areas and Placer Dome are each entitled to appoint three directors to the JV board. The Placer Dome entitlement to appoint the chairman is dependent on Placer Dome maintaining an interest in excess of 40% in the PDWA JV. The chairman has the casting vote, except on a wide range of defined issues where board decisions could have a material impact on the business, in which case the decision must be unanimous.

About South Deep Mine

South Deep is a joint venture between Western Areas and Placer Dome SA (Pty) Ltd, a subsidiary of Placer Dome Inc.

Situated in the magisterial districts of Westonaria and Vanderbijlpark, some 45 kilometers south west of Johannesburg, the mine encompasses one of the world's largest gold mineral reserves, with an estimated 55,6 million ounces of gold in the Proved and Probable Mineral Reserve categories. At its deepest, the mine will be more than 3 300 metres below surface.

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

DIRECTORATE APPOINTMENTS ON THE BOARD OF WESTERN AREAS

In compliance with rule 3.59 of JSE Limited Listings Requirements, the following information is disclosed:

Professor Gill Marcus has been appointed executive chairperson and Mr David Morris Nurek has been appointed a non-executive director on the board of Western Areas, with effect from Thursday, 17 November 2005.

The Western Areas board as currently constituted is as follows:

G Marcus (Executive Chairperson)
JC Lamprecht (Financial Director)
VG Bray (Independent Non-Executive Director)
JR Dixon (Non-Executive Director)
ME Mkwanazi (Non-Executive Director)
DM Nurek (Non-Executive Director)
AA McGregor (Independent Non-Executive Director)

Johannesburg
17 November 2005

Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited

WESTERN AREAS LIMITED
(Registration Number: 1959/003209/06)
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
("Western Areas")

INFORMATION UPDATE TO WAL SHAREHOLDERS

Shareholders are advised that Western Areas hosted South African analysts on an underground tour of the South Deep mine on 20 October 2005, followed by comprehensive presentations by South Deep management. This followed a similar visit by international analysts hosted by Placer Dome Inc.
Shareholders are referred to the website: www.westernareas.co.za to view the information that was presented.

8 November 2005
Johannesburg

Sasfin Corporate Finance
A division of Sasfin Bank Limited

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR
ISIN: ZAE000016549
("WAL")

JCI LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number1894/000854/06)
Share code: JCD (suspended)
ISIN: ZAE000039681
Debenture Code: JCDD (suspended)
ISIN: ZAE000039699
("JCI")

RIGHTS OFFER SALIENT DATES

1. Introduction

Further to the announcements published on 12 May 2005, 30 June 2005, 19 August 2005 and 30 August 2005, WAL shareholders are advised that the salient dates in respect of the renounceable rights offer of 35 505 240 WAL shares ("rights offer shares") at a subscription price of 1 800 cents per share in the ratio of 29.95 rights offer shares for every 100 WAL shares held, are as follows:

	2005
Last day to trade in WAL shares in order to qualify to participate in the rights offer (cum entitlement) on	Friday, 18 November
WAL shares trade ex the rights offer entitlement from commencement of trade on	Monday, 21 November
Listing and trading of letters of allocation on JSE from commencement of trade on	Monday, 21 November
Record date for shareholders to participate in the rights offer on	Friday, 25 November
Circular posted and form of instruction issued to certificated shareholders on	Monday, 28 November
Rights offer opens at 09:00 on	**Monday, 28 November**
Last day for trading in letters of allocation on JSE in order to be settled by 17:00 on Thursday, 15 December 2005 on	Thursday, 8 December
Listing and trading of rights offer shares on JSE at 09:00 on	Friday, 9 December
Rights offer closes at 12:00 on	**Thursday, 15 December**
Forms of instruction including cheques in respect of certificated shareholders to be lodged by 12:00 on (see note 5)	Thursday, 15 December
Record date for letters of allocation on	Thursday, 15 December
Entitlement in respect of the rights offer available on	Monday, 19 December
Rights offer shares issued and posted to certificated shareholders on or about	Monday, 19 December
Accounts of dematerialised shareholders updated and credited at their CSDP or broker on	Monday, 19 December
Results of the rights offer and basis of allocation of excess applications published on SENS on or about	Monday, 19 December
Results of the rights offer and basis of allocation of excess applications published in the South African press on or about	Tuesday, 20 December
Share certificates in respect of excess shares allocated posted to certificated shareholders on or about	Tuesday, 20 December
Accounts of dematerialised shareholders updated in respect of excess shares allocated at their CSDP or broker on	Tuesday, 20 December

Notes

1) The dates and times are subject to amendment. Details of any such amendment will be published on SENS and in the South African press.

2) All times indicated are South African times.

3) Share certificates in respect of WAL shares may not be dematerialised or rematerialised between Monday, 21 November 2005 and Friday, 25 November 2005, both days inclusive.

4) CSDPs effect delivery on a "delivery against payment method", in respect of holders of dematerialised WAL shares.

5) If you are a dematerialised shareholder of WAL shares, you are required to notify your duly appointed CSDP or broker of your acceptance of the rights offer in the manner and time stipulated in the custody agreement.

6) Dematerialised shareholders will have their safe custody accounts at their CSDP or broker credited with their entitlement on Monday, 28 November 2005. Certificated shareholders will have their entitlements created in electronic form and held at Computershare on Monday, 28 November 2005.

2. Documentation

The WAL rights offer circular and the forms of instruction in respect of the letters of allocation will be available for inspection at the registered offices of WAL from Monday, 28 November, and will be posted to WAL shareholders on or about Monday, 28 November 2005.

Copies of the circular can be obtained during normal business hours prior to the closing of the rights offer being 15 December 2005, at the registered offices of WAL, 3rd Floor, 28 Harrison Street, Johannesburg, 2001.

Johannesburg
4 November 2005

Investment bank

Investec Bank Limited
Corporate Finance

Independent reporting accountants to WAL
KPMG

Legal adviser to WAL
Tabacks

Sponsor to WAL
Sasfin

WESTERN AREAS LIMITED

WESTERN AREAS LIMITED

UNAUDITED QUARTERLY RESULTS ENDED 30 SEPTEMBER 2005

CONTACT DETAILS

WESTERN AREAS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1959/003209/06)
("Western Areas" or "the Company")
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
28 Harrison Street Johannesburg 2001
PO Box 61719 Marshalltown 2107
Telephone: +27 (11) 688-5000
Fax: +27 (11) 834-9195

COMMUNICATIONS
Brian Gibson Issue Management
Contact person: Brian Gibson
Telephone: +27 (11) 880-1510
Fax: +27 (11) 880-1392
e-mail: gibson@icon.co.za

TRANSFER SECRETARIES - SOUTH AFRICA
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street Johannesburg 2001
PO Box 61051 Marshalltown 2107
Telephone: +27 (11) 370-5000
Fax: +27 (11) 688-7721/2

OFFICE OF
UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road Beckenham
Kent BR3 4TU
Tel: +944 (0870) 162 3100
Fax: +944 (020) 8639 2142

UNITED STATES DEPOSITORY
American Depository Receipts
The Bank of New York
Shareholder Relations Department
Tel: +91 212 815 3326
Fax: +91 212 571 3050
www: adrbny.com
Shareholder Relations
Toll free no: (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRs)
International callers:
Tel: +91 212 815 3700

LETTER TO SHAREHOLDERS

The positive trend established with restructuring of the South Deep management team in 2004 has continued with a mining operating profit of R20.1 million (excluding hedging) in the third quarter reflecting an impressive performance. This was despite the negative impact of the strikes associated with the annual wage negotiations.

The positive trends in respect of production increases, along with technical and administrative efficiencies and improvements, show that South Deep is starting to deliver on the promise that prompted a multi-billion investment a decade ago.

Attributable gold production increased by a further 16% to 2 082kg (including approximately 50kg from the demolishing of the old plant), and cash costs reduced by a further 9,5% to R67 981/kg quarter on quarter. This latter achievement was accompanied by a 11,7% decrease in total costs to R77 657/kg, compared to R87 957/bg in the June quarter and R106 962/kg in the March quarter.

The average gold price realised improved 17% to R74 352/kg from R63 561/kg. Without the hedge obligations, the average price of gold realised was R92 229/kg, emphasising the imperative to restructure the derivative structure and thus improve the Company's cash flows. The directors are paying particular attention to this aspect and hope to complete the restructuring within the next few months.

Nonetheless, net gold revenue for the quarter was boosted to R130.7 million compared to R96.4 million the previous quarter, on the back of the strong operational performance. A 2,7% increase in total production costs to R161.7 million saw a significant reduction in the operating loss from gold (including hedging) from R61 million in the previous period to R31 million for the September quarter.

Fair value adjustments relating to the revaluation of the derivative structure at the period end contributed R70.1 million to income while the exchange gains relating to the option premium payable, added a further R46.5 million. The deferred taxation adjustment arising from the fair value revaluations was R37.8 million. The net result was that Western Areas reported a welcome profit for the period of R32 million, or 27.1 cents per ordinary share.

Shareholders are advised that the rights issue announced on 12 May 2005 will proceed shortly. It is the Company's intention to raise approximately R640 million to finance the capital expenditure required to increase production at South Deep.

JCI Limited, by virtue of the R460 million facility provided to that company by Investec Limited, remains committed to subscribing to the rights offer and to underwriting a portion of the rights offer up to a maximum R250 million. The JCI loan of R369.3 million (including the recent settlement of approximately $13 million, being Western Areas' outstanding contribution to operating costs at South Deep) will be repaid using rights offer proceeds. A rights offer circular will be sent to shareholders shortly.

Work to finalise the South Deep year-end mineral reserve declaration under the auspices of an independent international review panel is on schedule. Details of the possible reduction in mineral reserves anticipated in the previous quarterly report will be reported to shareholders in the 2005 annual financial statements.

Regarding the dewatering of Randfontein Estates Limited No. 4 Shaft, South Deep will withdraw its pumping staff on 21 October 2005. Responsibility for pumping will revert to the owner of the mine. South Deep has satisfied the Department of Minerals and Energy as to the safety of its people and assets, regardless of the subsequent action taken by the owners. The saving to South Deep should be in the order of R5 million a month. Interaction with the underwriters regarding the SV1 insurance claim is ongoing, but no certainty can be ascribed to the claim being fully settled at this junction.

The directors and staff of Western Areas take this opportunity to extend their condolences to the family and friends of Mr Brett Kebble, who was tragically killed a short while after relinquishing his position as CEO of Western Areas on 24 August 2005.

Chris Lamprecht
Financial Director

Vaughan Bray
Independent Non-Executive Director

Johannesburg
20 October 2005

CONSOLIDATED CASH FLOW STATEMENT

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

SA Rand million	**30.09.05 Unaudited**	Quarters ended 30.06.05 Unaudited	31.03.05 Unaudited	Year to date 30.09.05 Unaudited	Year ended 31.12.04 Audited
Cash flow (utilised by)/from operating activities					
Cash from operations	**(27.5)**	43.2	16.5	32.2	13.0
Interest (paid)/ received	**–**	–	–	–	(10.0)
Dividends received	**–**	–	–	–	0.1
Net cost of realisation of options	**(35.3)**	(41.0)	(38.4)	(114.7)	(150.1)
	(62.8)	2.2	(21.9)	(82.5)	(147.0)
Cash flow utilised in investing activities					
Additions to mining assets	**(25.2)**	(25.1)	(31.3)	(81.6)	(277.9)
Proceeds on disposal of mining assets	**–**	5.4	–	5.4	1.8
Proceeds on disposal of listed investment	**–**	–	–	–	30.6
Acquisition of shares in associated company	**–**	–	–	–	(12.0)
Increase in securities held for trading	**–**	–	–	–	(3.0)
Net decrease in other long-term assets	**–**	–	–	–	(1.0)
	(25.2)	(19.7)	(31.3)	(76.2)	(261.5)
Cash flow from finance activities					
Loan from JCI8	**134.9**	46.2	75.0	256.1	94.8
Rights Offer – proceeds	**–**	–	–	–	401.7
– costs	**–**	–	–	–	(6.6)
Proceeds on sale of treasury shares	**–**	–	–	–	5.8
Option premiums paid	**(32.2)**	(32.4)	(30.0)	(94.6)	(95.9)
	102.7	13.8	45.0	161.5	399.8
Net increase/(decrease) in cash and cash equivalents	**14.7**	(3.7)	(8.2)	2.8	(8.7)
At beginning of period	**1.3**	5.0	13.2	13.2	21.9
At end of period	**16.0**	1.3	5.0	16.0	13.2

Note:

8. The JCI Limited loan includes capitalised interest which is in terms of the stand-by facility arranged in 2004. The facility is unsecured, carries interest at prime plus 1.5% and is to be repaid out of funds raised from the forthcoming rights offer.

PRODUCTION AND UNIT RESULTS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

Year ended 31.12.04	Year to date 30.09.05	Quarter ended 31.03.05	Quarter ended 30.06.05	**Quarter ended 30.09.05**				**Quarter ended 30.09.05**	Quarter ended 30.06.05	Quarter ended 31.03.05	Year to date 30.09.05	Year ended 31.12.04
		IMPERIAL								**METRIC**		
888	691	194	241	**256**	tons	Reef mined (000)	tonnes	**232**	219	176	627	805
1 241	873	292	306	**275**	tons	Ore milled (000)	tonnes	**249**	271	265	785	1 119
0.228	0.239	0.259	0.217	**0.243**	oz/ton	Yield (underground)	g/tonne	**8.34**	7.44	8.87	8.14	7.84
0.176	0.195	0.158	0.190	**0.243**	oz/ton	Yield (incl. surface)	g/tonne	**8.35**	6.62	5.45	6.77	6.06
218 025	170 743	46 260	57 545	**66 938**	oz	Gold produced	kg	**2 082**	1 790	1 439	5 311	6 781
218 582	165 143	45 066	56 654	**63 423**	oz	Gold sold	kg	**1 973**	1 762	1 402	5 137	6 799
373	372	451	364	**324**	US$/oz	Cash costs	R/kg	**67 981**	75 141	87 278	75 623	77 873
445	438	553	426	**370**	US$/oz	Total production costs	R/kg	**77 657**	87 957	106 962	89 069	92 770
298	326	301	308	**354**	US$/oz	Gold price achieved	R/kg	**74 352**	63 561	58 193	66 241	62 289
						Average exchange rate achieved	R/$	**6.5328**	6.4187	6.0182	6.3200	6.5009
						Period-end exchange rate	R/$	**6.3665**	6.6540	6.2440	6.3665	5.6600
49	13	5	4	**4**	US$m	Capital expenditure	Rm	**25**	25	31	81	278
5	2	2	1	**2**	US$m	Capital commitment at end of period	Rm	**8**	7	12	8	28

CONSOLIDATED BALANCE SHEET

SA Rand million	Notes	30.09.05 Unaudited	Period ended 30.06.05 Unaudited	31.03.05 Unaudited	Year ended 31.12.04 Audited
ASSETS					
Non-current assets					
Mining asset	6	**3 408.1**	3 412.7	3 417.4	3 411.8
Investment in associated company		**22.8**	22.8	22.8	22.8
Other investments		**16.6**	16.2	15.7	15.4
Other long-term assets		**1.0**	1.0	1.0	1.0
Deferred taxation	7	**721.0**	637.6	528.2	446.0
Derivative asset - long-term portion	2	**742.6**	628.8	618.3	630.1
		4 912.1	4 719.1	4 603.4	4 527.1
Current assets					
Inventories		**36.8**	26.4	22.9	24.7
Trade and other receivables		**24.2**	18.5	16.2	23.3
Derivative asset - short-term portion	2	**95.5**	80.3	73.3	72.5
Taxation receivable		**-**	-	5.5	5.5
Cash and cash equivalents		**16.0**	1.3	5.0	13.2
		172.5	126.5	122.9	139.2
Total assets		**5 084.6**	4 845.6	4 726.3	4 666.3
EQUITY AND LIABILITIES					
Capital reserves					
Shareholders' equity per statement		**1 185.5**	1 295.5	1 381.3	1 511.0
Non-current liabilities					
Provision for post-retirement medical benefits		**3.1**	3.2	3.4	3.5
Provision for environmental rehablitation		**20.8**	20.3	19.9	19.4
Option premium payable - long-term portion		**832.8**	904.0	842.2	796.4
Derivative liability - long-term portion	2	**2 112.8**	1 876.9	1 839.8	1 802.4
		2 969.5	2 804.4	2 705.3	2 621.7
Current liabilities					
Loan from JCI Limited	8	**369.3**	226.3	174.1	95.2
Option premium payable - short-term portion		**133.0**	134.3	122.7	109.3
Derivative liability - short-term portion	2	**318.6**	219.6	209.0	214.3
Payables and provisions		**108.7**	165.5	133.9	114.8
		929.6	745.7	639.7	533.6
Total equity and liabilities		**5 084.6**	4 845.6	4 726.3	4 666.3

Notes:

2. The fair value adjustments relate to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations is accounted for in the income statement whilst the revaluation stemming from the gold price fluctuations is accounted for through the hedge reserve on the balance sheet.
6. No adjustment has been made to reflect mining assets at their fair value.
7. Deferred taxation movement includes the effect of the fair value revaluation of the derivative structure based on the gold price fluctuations which is accounted for in equity. The US$ gold price increased from US$435 at 30 June 2005 to US$474 at 30 September 2005.
8. The JCI Limited loan includes capitalised interest which is in terms of the stand-by facility arranged in 2004. The facility is unsecured, carries interest at prime plus 1.5 % and is to be repaid out of funds raised from the forthcoming rights offer.

BASIS OF ACCOUNTING

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

The accounting policies used to prepare the quarterly results are consistent with those applied in the previous periods and are in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT

SA Rand million	Notes	30.09.05 Unaudited	Quarters ended 30.06.05 Unaudited	31.03.05 Unaudited	Year to date 30.09.05 Unaudited	Year ended 31.12.04 Audited
Gold revenue		**130.7**	96.4	61.9	289.0	381.4
Gold sales at spot		**178.1**	150.1	117.8	446.0	564.3
Gold first charge		**3.7**	3.0	2.1	8.8	9.3
Realisation of matured options		**(51.1)**	(56.7)	(58.0)	(165.8)	(192.2)
Total production costs	1	**(161.7)**	(157.4)	(153.9)	(473.0)	(627.5)
Production costs		**(141.5)**	(134.5)	(125.6)	(401.6)	(528.1)
Amortisation of mining assets		**(27.9)**	(27.9)	(25.1)	(80.9)	(76.2)
Other - non cash		**7.7**	5.0	(3.2)	9.5	(23.2)
Operating loss from gold		**(31.0)**	(61.0)	(92.0)	(184.0)	(246.1)
Net interest paid		**(8.0)**	(5.7)	(3.9)	(17.6)	(12.1)
Other income		**1.2**	2.1	2.3	5.6	5.2
Administration and other expenditure		**(4.9)**	(5.6)	(5.3)	(15.8)	(20.5)
Operating loss before derivative transactions		**(42.7)**	(70.2)	(98.9)	(211.8)	(273.5)
Derivative transactions		**112.5**	(192.3)	(218.7)	(298.5)	302.4
Present value adjustment for option premium payable		**(4.1)**	(43.3)	3.0	(44.4)	(69.8)
Fair value adjustment	2	**70.1**	(85.5)	(126.9)	(142.3)	221.0
Exchange gains/(losses)	3	**46.5**	(63.5)	(94.8)	(111.8)	151.2
Profit/(Loss) before taxation		**69.8**	(262.5)	(317.6)	(510.3)	28.9
Taxation - deferred	7	**(37.8)**	137.2	130.8	230.2	(15.4)
Profit/Loss for the period		**32.0**	(125.3)	(186.8)	(280.1)	13.5
Earnings/(Loss) per ordinary share (cents)						
- Basic		**27.1**	(106.1)	(158.2)	(237.3)	12.2
- Headline		**24.1**	(105.3)	(160.2)	(241.4)	10.8
- Diluted basic	4	**27.1**	(105.9)	(157.9)	(236.9)	12.2
- Diluted headline	4	**24.0**	(105.1)	(159.9)	(241.0)	10.8
Number of ordinary shares issued (million)	5	**118.5**	118.5	118.5	118.5	118.5
Weighted average number of ordinary shares (million)		**118.0**	118.0	118.0	118.0	110.3
Determination of headline earnings:						
Profit/(Loss) for the period		**32.0**	(125.3)	(186.8)	(280.1)	13.5
(Profit)/Loss on disposal of mining assets		**(3.6)**	1.0	(2.3)	(4.9)	(0.7)
Unclaimed dividends written back		**-**	-	-	-	(1.1)
Net profit on disposal of investments		**-**	-	-	-	0.2
Headline earnings/(loss)		**28.4**	(124.3)	(189.1)	(285.0)	11.9

Notes:

1. Non-cash operating costs generally include the amortisation of Western Areas' share of South Deep and the change in inventory for the period.
2. The fair value adjustments relate to the revaluation of the derivative structure at period-end. The revaluation stemming from exchange rate fluctuations are accounted for in the income statement whilst the revaluation stemming from the gold price fluctuations are accounted for through the hedge reserve on the balance sheet.
3. Exchange gains relating to option premium payable are attributable to the change in the R/US$ exchange rate from 6.654 at 30 June 2005 to 6.3665 at 30 September 2005.
4. Diluted earnings and diluted headline earnings per share are attributable to the shares held in the Share Incentive Trust (Treasury Shares) for which the exercise price is lower than the current market value.
5. The weighted average number of ordinary shares is arrived at after making adjustments for the Treasury Shares and the rights issue during 2004.
7. Deferred taxation movement includes the effect of the fair value revaluation of the derivative structure based on the gold price fluctuations which is accounted for in equity. The US$ gold price increased from US$435 at 30 June 2005 to US$474 at 30 September 2005.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SA Rand million	30.09.05 Unaudited	Period ended 30.06.05 Unaudited	30.09.05 Unaudited	Year ended 31.12.04 Audited
Share capital	**118.5**	118.5	118.5	118.5
Balance at beginning of period	**118.5**	118.5	118.5	105.4
Number of ordinary shares issued	**–**	–	–	13.1
Share premium	**2 245.5**	2 245.5	2 245.5	2 245.5
Balance at beginning of previous period	**2 245.5**	2 245.5	2 245.5	1 863.5
Number of ordinary shares issued	**–**	–	–	388.6
Share issue costs	**–**	–	–	(6.6)
Cash flow hedge reserve	**(1 414.1)**	(1 271.7)	(1 310.8)	(1 367.9)
Balance at beginning of previous period	**(1 271.7)**	(1 310.8)	(1 367.9)	(1 330.6)
Fair value adjustment on unrealised options	**(169.5)**	8.4	24.5	(142.7)
- fair value movement	**(313.8)**	15.5	45.3	(264.2)
- tax effect on movement	**144.3**	(7.1)	(20.8)	121.5
Realisation of matured options	**27.1**	30.7	32.6	105.4
- matured options realisation and payment	**51.2**	56.9	57.9	192.2
- matured options gold price reclassification	**(1.1)**	0.1	2.5	3.0
- tax effect on movement	**(23.0)**	(26.3)	(27.8)	(89.8)
Retained earnings	**237.9**	205.9	331.2	518.0
Balance at beginning of period	**205.9**	331.2	518.0	504.5
Attributable profit/(loss) for the period	**32.0**	(125.3)	(186.8)	13.5
Treasury shares	**(3.1)**	(3.1)	(3.1)	(3.1)
Balance at beginning of period	**(3.1)**	(3.1)	(3.1)	(8.9)
Disposals	**–**	–	–	5.8
Available-for-sale reserve	**0.8**	0.4		
Balance at beginning of period	**0.4**	–	–	–
- fair value	**0.4**	0.4	–	–
Total capital and reserves	**1 185.5**	1 295.5	1 381.3	1 511.0

OPEN HEDGE POSITIONS

WESTERN AREAS LIMITED UNAUDITED QUARTERLY RESULTS

As at 30 September 2005		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Dollar/Gold												
Derivative asset												
Put options bought												
Quantity	ozs	53 808	204 516	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	1 811 094
Average price	$/oz	278.20	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	
Fair value	Rms	–	–	0.1	0.3	0.7	1.4	2.2	2.6	3.3	1.8	12.4
Call options bought												
Quantity	ozs	22 350	84 948	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	752 298
Average price	$/oz	278.70	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	
Fair value	Rms	25.2	94.6	94.0	99.2	95.7	98.7	92.0	91.3	91.4	43.6	825.7
Total derivative asset fair value												838.1
Derivative liability												
Call options sold												
Quantity	ozs	41 391	157 320	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 393 143
Average price	$/oz	278.70	288.70	288.70	288.70	293.70	303.70	313.70	313.70	323.70	333.70	
Fair value	Rms	(51.9)	(194.6)	(206.4)	(224.5)	(222.7)	(226.1)	(211.6)	(224.7)	(224.2)	(106.8)	(1 893.5)
Call options sold												
Quantity	ozs	16 557	62 928	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	557 253
Average price	$/oz	308.70	333.70	348.70	363.70	378.70	393.70	408.70	423.70	438.70	453.70	
Fair value	Rms	(16.6)	(60.4)	(60.6)	(63.1)	(61.5)	(62.8)	(59.3)	(61.7)	(62.2)	(29.7)	(537.9)
Total derivative liability fair value												**(2 431.4)**
Option premium payable												
Notional value	$ms	5.0	22.5	25.0	25.0	25.0	25.0	25.0	25.0	25.0	12.5	215.0
Fair value	Rms	(31.4)	(134.5)	(137.6)	(126.7)	(116.7)	(107.3)	(98.7)	(90.6)	(83.2)	(39.0)	**(965.7)**

Parameters used in fair value calculations

WESTERN AREAS LIMITED MEDIA STATEMENT
20 October 2005

WESTERN AREAS CONTINUES TO DELIVER

Major production and efficiency improvements at the South Deep Mine, combined with a stronger gold price, helped Western Areas report a profit of R32 million, or 27,1 cents per ordinary share, for the quarter ended 30 September 2005.

"South Deep is starting to deliver on the promise that prompted a multiple billion investment a decade ago", said acting CEO, Chris Lamprecht.

Despite the negative impact of industry wide wage strikes during the quarter, the restructured South Deep management team had delivered an impressive mining operating profit of R20.1 million (excluding hedging) in the third quarter.

"In the last quarter we reported a 25% increase in gold production and a 14% decrease in cash unit costs. This time around, management pushed gold production by a further 16% to 2 082/kg and reduced cash costs by 9,5% to R67 981/kg."

The average gold price realised improved by 17% to R74 352/kg. Without the hedge obligations, the average price of gold achieved would have been R92 229/kg.

"This emphasises the urgent need to restructure the derivative structure and thus improve the company's cash flow. The directors are paying particular attention to this and we hope to have resolved matter within the next few months. "

Gold revenue for the quarter was boosted to R130,7 million compared to R96,4 million the previous quarter. A 2,7% increase in total production costs to R161,7 million contributed to a significant reduction in the operating loss from gold (including hedging) from R61 million in the previous period to R31 million for the September quarter.

Fair value adjustments relating to the revaluation of the derivative structure contributed R70.1 million to income. Exchange gains relating to the option premium payable added a further R46,5 million. The deferred taxation adjustment arising from the fair value revaluations was R37,8 million.

The R640 million rights issue would proceed shortly. Supported by a R460 million facility from Investec Bank, major shareholder JCI remained committed to the rights offer and would underwrite up to R250 million. The JCI loan of R369 million (including the recent settlement of approximately $13 million

contribution to operating costs at South Deep) would be repaid using right offer proceeds. A rights offer circular would be sent to shareholders shortly.

An independent international review panel was finalising the South Deep year-end mineral reserve declaration. Details of the possible reduction in mineral reserves anticipated in the previous quarterly report would be reported to shareholders in the 2005 annual financial statements.

John Bredenhann CEO of the South Deep JV said he would withdraw his pumping staff from the neighbouring Randfontein Estates Limited No. 4 Shaft on 21 October 2005.

"Responsibility for pumping will revert to the owner of the mine. The JV has satisfied the Department of Minerals and Energy that its people and assets are safe regardless of what the owners do with the shaft. The saving to South Deep should be in the order of R5 million a month", said Bredenhann

Statement issued on behalf of Western Areas Limited by Brian Gibson Issue Management (Contact Brian Gibson on 011 880 1510 or 083 253 5988)

About Western Areas Limited

Western Areas is focused on investment in the African gold mining industry. The Company's principal asset is its 50% interest in the South Deep Joint Venture. South Deep is a joint venture between Western Areas and Placer Dome SA (Pty) Ltd, a subsidiary of Placer Dome Inc.

About the PDWA JV

The Placer Dome Western Areas Joint Venture (PDWA JV) was established on 31 March 1999. It is jointly controlled by Western Areas and Placer Dome SA. The PDWA JV is administered and governed by a PDWA JV board in terms of a joint venture agreement (JVA).

Western Areas and Placer Dome are each entitled to appoint three directors to the JV board. The Placer Dome entitlement to appoint the chairman is dependent on Placer Dome maintaining an interest in excess of 40% in the PDWA JV. The chairman has the casting vote, except on a wide range of defined issues where board decisions could have a material impact on the business, in which case the decision must be unanimous.

About South Deep

South Deep is a joint venture between Western Areas and Placer Dome SA (Pty) Ltd, a subsidiary of Placer Dome Inc.

Situated in the magisterial districts of Westonaria and Vanderbijlpark, some 45 kilometers south west of Johannesburg, the mine encompasses one of the world's largest gold mineral reserves, with an estimated 55,6 million ounces of gold in the Proved and Probable Mineral Reserve categories. At its deepest, the mine will be more than 3 300 metres below surface.